     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 8,1997

                                                      REGISTRATION NO. 333-33655
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 AMENDMENT NO 4

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                          BLOCK FINANCIAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                               52-1781495
    (STATE OR OTHER JURISDICTION OF       (IRS EMPLOYER IDENTIFICATION NUMBER)
     INCORPORATION OR ORGANIZATION)

                            ------------------------

                          4435 MAIN STREET, SUITE 500
                          KANSAS CITY, MISSOURI 64111
                                 (816) 751-6000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                H&R BLOCK, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                MISSOURI                               44-0607856
    (STATE OR OTHER JURISDICTION OF       (IRS EMPLOYER IDENTIFICATION NUMBER)
     INCORPORATION OR ORGANIZATION)

                            ------------------------

                                4400 MAIN STREET
                          KANSAS CITY, MISSOURI 64111

                                 (816) 753-6900
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               JOHN R. COX, ESQ.
                   DIRECTOR, CONTRACTS AND REGULATORY AFFAIRS
                          4435 MAIN STREET, SUITE 500
                          KANSAS CITY, MISSOURI 64111
                                 (816) 751-6000
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

          LARRY D. IRICK, ESQ.                    B. ROBBINS KIESSLING
        GREGORY G. JOHNSON, ESQ.                CRAVATH, SWAINE & MOORE
             BRYAN CAVE LLP                        825 EIGHTH AVENUE
      1200 MAIN STREET, SUITE 3500              NEW YORK, NEW YORK 10019
      KANSAS CITY, MISSOURI 64105                    (212) 474-1500
             (816) 374-3200

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement as determined by market factors and other conditions.

    If the only securities being registered on this Form are to be offered pursuant to dividend or interest reimbursement plans, check the following box:
/ /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /x/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: /x/
                            ------------------------


    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State.


                  SUBJECT TO COMPLETION, DATED OCTOBER 8, 1997

PROSPECTUS SUPPLEMENT
(To Prospectus Dated October   , 1997)
                                                      [STRIP IN BLOCK LOGO HERE]
$250,000,000
BLOCK FINANCIAL CORPORATION
          % SENIOR NOTES DUE 2004
FULLY AND UNCONDITIONALLY GUARANTEED BY
H&R BLOCK, INC.

The      % Senior Notes Due 2004 (the 'Notes') of Block Financial Corporation
(the 'Company' or 'BFC') being offered hereby will mature on            , 2004
and are not redeemable prior to maturity. Interest on the Notes will be payable
semiannually on      and      of each year, commencing               , 1998. The
Notes will constitute unsecured and unsubordinated senior indebtedness of the Company and will rank equally in right of payment, on a pari passu basis, with all its existing and future unsecured and unsubordinated senior indebtedness. The Notes will be fully and unconditionally guaranteed (the 'Guarantees') on a senior unsecured basis by H&R Block, Inc. (the 'Guarantor' or 'Block'), the indirect parent of the Company. The Guarantees will rank equally in right of payment, on a pari passu basis, with all the Guarantor's existing and future unsecured and unsubordinated senior indebtedness and guarantees. See 'Description of the Notes.'

The Notes will be represented by one or more Global Notes registered in the name of a nominee of The Depository Trust Company ('DTC'). Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will, therefore, settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See 'Description of the Notes--Same-Day Settlement and Payment.'

Application has been made to list the Notes on the New York Stock Exchange.


SEE 'RISK FACTORS' BEGINNING ON PAGE 7 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED HEREBY.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  PRICE TO         UNDERWRITING       PROCEEDS TO
                  PUBLIC(1)        DISCOUNT         COMPANY(1)(2)
Per Note.......           %                %                %
Total..........   $                $                $

(1) Plus accrued interest, if any, from          , 1997.
(2) Before deducting expenses estimated at $       payable by the Company.

The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made through the facilities of DTC on or
about October   , 1997.

SALOMON BROTHERS INC
                              MERRILL LYNCH & CO.
                                                      MORGAN STANLEY DEAN WITTER

The date of this Prospectus Supplement is October   , 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES, INCLUDING STABILIZING AND SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITING.'

                                  THE COMPANY

     BFC is an indirect wholly owned subsidiary of Block. The principal business activities of BFC include (i) the origination, purchase, servicing, sale and securitization of nonconforming residential mortgages, (ii) the purchase of participation interests in refund anticipation loans ('RALs') made by Beneficial National Bank ('Beneficial') to Block tax customers, (iii) the offering of credit cards for CompuServe Corporation ('CompuServe') and WebBank Corporation, a Utah Industrial Loan Company and wholly owned subsidiary of BFC, (iv) the development, publishing, and marketing of software products designed to assist individuals in managing their personal finances and preparing tax returns, and
(v) the offering of equity lines of credit to Block's tax preparation franchisees.

     NONCONFORMING MORTGAGES. BFC operates a nonconforming mortgage origination and funding business in which fixed and adjustable-rate mortgages, including purchase money first mortgages, refinance first mortgages and second mortgages, are offered to the public. Nonconforming mortgages are those that may not be offered through government-sponsored loan agencies.

     In a strategic initiative to develop a retail nonconforming mortgage business, BFC and Block formed H&R Block Mortgage Company, L.L.C. ('Block Mortgage') in August 1995 to offer nonconforming mortgages at Block tax offices. Block Mortgage is a limited liability company in which a subsidiary of Block owns a 99% membership interest and BFC owns a 1% membership interest. During the 1997 tax season, Block Mortgage offered nonconforming mortgages through 31 tax offices in Colorado, Indiana, North Carolina and Virginia. Block Mortgage plans to continue the test of this business in additional Block tax offices during fiscal 1998.

     BFC further increased its commitment to the nonconforming mortgage business with its purchase of Option One Mortgage Corporation ('Option One') from Fleet Financial Group, Inc. ('Fleet') in June 1997. Option One engages in the origination, purchase, securitization, sale and servicing of one-to-four family residential mortgage loans made primarily to sub-prime borrowers who do not qualify for loans which conform to FNMA and FHLMC guidelines. Option One is headquartered in Santa Ana, California, and has a network of more than 5,000 mortgage brokers in 46 states. In calendar 1996, Option One originated more than $1 billion in mortgage loans. BFC believes that Option One will provide BFC with experienced associates in the nonconforming mortgage business and assist BFC and Block in handling mortgage applications, processing loans and underwriting mortgages originated through Block Mortgage.

     BFC paid $218.1 million in cash for Option One, consisting of $28.1 million in adjusted stockholder's equity and a premium of $190 million. In addition, BFC made a cash payment of $456 million to Fleet to eliminate intercompany loans made by Fleet to Option One to finance Option One's mortgage loan business. The $456 million payment was recorded as an intercompany loan from BFC to Option One and was repaid by Option One on June 30, 1997, when Option One sold mortgage loans to a third party in the ordinary course of business.

     BFC completed its first securitization of nonconforming mortgage loans on January 30, 1997, through a $102 million asset-backed security issue.

Substantially all of the mortgages involved in this securitization were mortgages offered through independent mortgage brokers. On July 30, 1997, BFC completed its second securitization of nonconforming mortgages through a $215 million asset-backed security issue. This securitization included $134 million of mortgages offered through independent mortgage brokers, $81 million of mortgages offered by Option One and $10 million of mortgages offered by Block Mortgage.

     REFUND ANTICIPATION LOANS. In July 1996, BFC announced an agreement with Beneficial to purchase a participation interest in RALs provided by Beneficial to Block tax customers. In the 10-year agreement, BFC agreed to purchase an initial 40% participation interest in such RALs, which interest would be increased to nearly 50% in specific circumstances. As a result, BFC initially has the right to receive 40% of the aggregate payments of principal, interest and other sums due under the RALs, and bears 40% of the credit risk associated with the RALs. BFC's purchases of participation interests are financed through short-term borrowings. BFC bears all of the risks associated with its interests in the RALs. BFC's total RAL revenue in fiscal 1997 was approximately $54.5 million, which generated approximately $8.1 million in pretax profits.

     CREDIT CARDS. BFC offers Gold and Classic versions of two types of co-branded credit cards: CompuServe Visa and WebCard(Service Mark) Visa. The credit cards are issued under a co-branding agreement between BFC and Columbus Bank and Trust Company, Columbus, Georgia. Approximately 110,000 CompuServe Visa credit cards were issued by the end of fiscal 1997, compared to 113,425 credit cards at the end of fiscal 1996. The number of WebCard(Service Mark) Visa accounts at April 30, 1997, was 57,223, compared to approximately 6,000 accounts at the end of fiscal 1996. The aggregate portfolio for the credit cards issued by BFC increased from approximately $165 million at the end of fiscal 1996 to more than $246 million by the end of fiscal 1997.

     While the aggregate number of BFC's credit cards increased during fiscal 1997, bad debt expense associated with such accounts also increased substantially. The increase in bad debt expense resulted from the increase in the credit card receivables portfolio and a deterioration in the credit quality arising from the maturation of the credit card portfolio. Measured as a percentage of the credit card receivables, the bad debt expense increased 40 basis points, from 5.5% to 5.9% during fiscal 1997. Based on the balance of the portfolio at April 30, 1997, every 10 basis point increase in the ratio of bad debt expense to credit card receivables would result in additional expenses of $248,000.

     BFC developed the CONDUCTOR(Registered) service, a technology that facilitates the delivery of financial services online through existing commercial online services, the Internet or directly through leased networks. CONDUCTOR(Registered) features a national online electronic credit card statement that provides the cardholder with access to transaction records and credit availability and the ability to download transactions from the Internet into a personal financial software program. A similar service that allows cardholders access online is offered on CompuServe's information service.


     BFC is evaluating the possible sale of its credit card operations, including its receivables portfolio and the CONDUCTOR(Registered) service.

     SOFTWARE PRODUCTS. BFC's software business develops and markets the Kiplinger TaxCut(Registered) tax preparation software package, and markets the Kiplinger Home Legal Advisor(Service Mark) and Kiplinger Small Business Attorney(Service Mark) software products. As a result of the increase in sales of the final edition of TaxCut(Registered) in fiscal 1997, BFC's share in the income tax return preparation software market is now approximately 30%.

     EQUITY LINES OF CREDIT. BFC offers to Block's tax preparation franchisees lines of credit with reasonable interest rates under a program designed to better enable the franchisees to refinance existing business debt, expand or renovate offices or meet off-season cash flow needs. A franchise equity loan is a revolving line of credit secured by the H&R Block franchise and the underlying business.

                                 THE GUARANTOR

     Block is a diversified services corporation which indirectly owns (i) all of the shares of H&R Block Tax Services, Inc. ('Tax Services'), a subsidiary involved in the business of income tax return preparation, electronic filing of income tax returns and the performance of other tax related services in the United States, (ii) approximately 80.1% of the shares of CompuServe, a corporation that offers worldwide online and Internet access services to consumers and worldwide network access, management and applications, and Internet services to businesses, and (iii) all of the shares of BFC. Indirect subsidiaries of Block operate income tax return preparation and related services businesses in Canada, Australia, the United Kingdom and Guam, and offer H&R Block franchises in other parts of the world as a part of the operations of H&R Block International.

     TAX SERVICES. The income tax return preparation and related services business is the original core business of Block. These services are provided to the public through a system of offices operated by Block or by others to whom Block has granted franchises. Block and its franchisees provide income tax return preparation services, electronic filing services and other services relating to income tax return preparation in many parts of the world. For U.S. returns, Block offers RALs through Beneficial in conjunction with Block's electronic filing service. Block also markets its income tax preparation knowledge through its income tax training schools.

     Block's tax operations are divided structurally into three areas, each targeting specific markets and focusing on new products and services and areas for expansion. Tax Services focuses on tax business operations in the United States. H&R Block Premium, a division of Tax Services, competes for those clients who typically have more complex income tax returns and features meetings by appointment any time of the year, private offices and more experienced tax return preparers. H&R Block International focuses on strengthening operations in current foreign markets, such as Canada and Australia, and identifying and developing new markets. References in this subsection to Block include Block's subsidiaries involved in the income tax preparation business and their franchisees.

     Block served approximately 18,190,000 taxpayers worldwide during fiscal 1997, an increase from 17,415,000 taxpayers served in fiscal 1996. The number of taxpayers served by Block in fiscal 1997 in the United States alone was approximately 15,600,000, compared to 14,800,000 in fiscal 1996. 'Taxpayers served' includes taxpayers for whom Block prepared income tax returns as well as taxpayers for whom Block provided only electronic filing services.

     During the 1997 income tax filing season (January 2 through April 30), Block offices prepared approximately 14,302,000 individual U.S. income tax returns, compared to the preparation of 13,360,000 such returns in fiscal 1996. These U.S. returns constituted approximately 13% of an IRS estimate of total U.S. individual income tax returns filed during fiscal 1997, and approximately 29% of all returns prepared by paid tax professionals in fiscal 1997.

     Block filed approximately 7,279,000 U.S. tax returns electronically in fiscal 1997, compared to 6,298,000 in fiscal 1996. Approximately 2,573,000 RALs were processed in fiscal 1997 by Block, compared to 2,361,000 in fiscal 1996. Approximately 1,871,300 electronic refunds were processed in fiscal 1997 by Block, compared to 1,283,000 in fiscal 1996. Block continued to dominate the electronic filing market with a 51% market share.

     On April 15, 1997, there were 9,937 Block offices in operation, principally in all 50 states, the District of Columbia, Canada, Australia and Europe, compared to 9,678 office in operation on April 15, 1996. Of the 9,937 offices, 5,215 were owned and operated by Tax Services (compared to 4,738 in fiscal 1996) and 4,722 were owned and operated by independent franchisees (compared to 4,940 in fiscal 1996). In the United States alone, Block operated 8,554 offices in fiscal 1997, compared to 8,308 offices in fiscal 1996. Of the 8,554 offices, 4,483 were owned and operated by Tax Services and 4,071 were owned and operated by franchisees.


     COMPUSERVE. The business operated by CompuServe was started in 1969 as a computer timesharing service. The first online service was introduced in 1979. Until April 1996, CompuServe was an indirect wholly owned subsidiary of Block. In April 1996, CompuServe completed an initial public offering of 18.4 million shares of its common stock, which decreased Block's ownership of outstanding CompuServe common stock to approximately 80.1%.


     CompuServe is a worldwide leader in the market for computer-based interactive services and data communications and a pioneer in the development of consumer online and Internet access services. CompuServe was the first online service provider to establish a major international presence, and continues to be one of the largest global online and Internet service providers. CompuServe operates what its management believes is the most extensive network in the world dedicated solely to data transmission.

     On September 7, 1997, Block entered into an Agreement and Plan of Merger

(the 'Merger Agreement') with H&R Block Group, Inc., CompuServe, WorldCom, Inc., a Georgia corporation ('WorldCom'), and Walnut Acquisition Company, L.L.C., a Delaware limited liability company which is wholly owned by WorldCom ('WAC'), pursuant to which WorldCom would acquire CompuServe through a merger of WAC with and into CompuServe (the 'Merger'). At the Effective Time (as defined in the Merger Agreement), each of the CompuServe Common Shares (as defined in the Merger Agreement) outstanding as of the Effective Time will be converted into the right to receive, and there will be paid and issued as provided in the Merger Agreement in exchange for each of the CompuServe Common Shares, 0.40625 of a share of WorldCom Common Stock (as defined in the Merger Agreement), subject to adjustment as provided in the Merger Agreement. Based on the closing price of WorldCom Common Stock on September 5, 1997, the aggregate purchase price for CompuServe is approximately $1.2 billion. Consummation of the Merger is subject to the satisfaction of certain conditions, including, among others, the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any foreign competition law or similar law, the receipt of other required regulatory approvals, and the absence of certain material adverse changes. Consummation of the Merger is also subject to the approval and adoption of the Merger Agreement by the holders of the requisite number of CompuServe Common Shares. Block has agreed to vote all of the shares directly or indirectly owned by it in favor of the Merger Agreement and the Merger, which number of shares is sufficient to approve the Merger Agreement and the Merger. The closing of the Merger is expected to occur as soon as practicable after the satisfaction of all the conditions set forth in the Merger Agreement.


     In fiscal 1997, CompuServe's revenues were $841.9 million, compared to Block's consolidated revenues from continuing operations of $1.097 billion. As of July 31, 1997, CompuServe's total assets were $787.2 million and Block's total assets were $1.876 billion. In fiscal 1997, the net loss of CompuServe was $96 million and the net earnings of Block excluding CompuServe were $143.8 million.


     The Guarantor believes it is likely that the conditions to the consummation of the Merger will be satisfied and that the Merger will be consummated. However, there can be no assurance that all such conditions will be satisfied. If the Merger is not consummated for any reason, the Guarantor will continue to pursue alternatives to complete the separation of CompuServe.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     Set forth below are consolidated financial and other data of Block, CompuServe and BFC for the periods indicated. Block's and BFC's selected consolidated financial information for the five years in the period ended April 30, 1997 have been derived from Block's consolidated financial statements which were audited by Deloitte & Touche, LLP, independent certified public accountants, and are incorporated by reference herein and available as described under 'Incorporation of Certain Documents by Reference' and 'Available Information' in the Prospectus. Block's consolidated financial statements should be read in conjunction with this table and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' contained in Block's Annual Report on Form 10-K for the year ended April 30, 1997, as amended by Amendments No. 1 and 2 on Form 10-K/A, and in Block's Quarterly Report on Form 10-Q for the three months ended July 31, 1997, as amended by Amendment No. 1 on Form 10-Q/A.

     CompuServe's balance sheet data as of each fiscal year end in the five year period ended April 30, 1997 have been derived from CompuServe's consolidated financial statements which were audited by Deloitte & Touche, LLP, independent certified public accountants.

     The selected financial data for Block and BFC and for CompuServe as of and for the three months ended July 31, 1997 and 1996 are derived from Block's unaudited consolidated financial statements and CompuServe's unaudited consolidated financial statements, respectively. In the opinion of management, the accompanying unaudited financial information contains all adjustments, consisting only of normal, recurring items necessary to present fairly the financial information for such periods. The results of the three months ended July 31, 1997 and 1996 are not necessarily indicative of the results of operations for a full fiscal year.

     On April 19, 1996, CompuServe effected an initial public offering of 18.4 million shares of its common stock at $30.00 per share, which reduced Block's ownership in CompuServe to just over 80%. Block did not recognize a gain on this transaction. Block's additional paid-in capital was increased by the change in Block's proportionate share of CompuServe's equity as a result of the initial public offering, from which the net proceeds to CompuServe were $518.8 million. On September 7, 1997, Block entered into an Agreement and Plan of Merger under which a subsidiary of WorldCom would acquire CompuServe. See 'The Guarantor--CompuServe.' As a result, Block's consolidated statements of operations for each of the years in the five years ended April 30, 1997 and the three months ended July 31, 1997 and 1996, and Block's consolidated balance sheets as of April 30, 1997, and July 31, 1997, have been reclassified to reflect CompuServe's operations as discontinued, in accordance with Accounting Principles Board Opinion No. 30.

                                  THREE MONTHS ENDED
                                        JULY 31,                                  YEAR ENDED APRIL 30,
                               -------------------------    -----------------------------------------------------------------
                                  1997           1996          1997        1996        1995(A)         1994           1993
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BLOCK
INCOME STATEMENT DATA(B)
Total revenues................ $   43,967(c)  $   20,615    $1,097,456  $  871,533    $  766,323    $  806,721     $  759,630
Net earnings (loss) from
  continuing operations.......    (34,861)       (28,495)      143,777     125,089        97,989       103,052(d)     126,556
Net earnings (loss) from
  discontinued operations.....     (3,274)       (23,731)      (96,022)     52,079         9,270        70,211(e)      54,149(e)
Net gain on sale of
  discontinued operations.....         --             --            --          --            --        27,265(e)          --
Net earnings (loss)...........    (38,135)       (52,226)       47,755     177,168       107,259       200,528        180,705
BALANCE SHEET DATA(F)
Total assets.................. $1,876,362     $1,561,830    $1,707,058  $1,755,891    $1,078,038    $1,074,704     $1,005,834
Cash, cash equivalents and
  marketable securities.......    359,771        463,184       539,107     745,693       444,981       620,091        439,526
Total receivables, net........    518,739        357,040       407,441     333,734       260,198       165,858        228,691
Net assets of discontinued
  operations..................    517,928             --       522,144          --            --            --             --
Property and
  equipment, net..............     66,082        435,076        65,065     399,574       227,448       165,224        148,386
Total current liabilities.....    894,614        344,406       669,009     478,247       377,986       336,212        329,926
Total debt(g).................    657,209        112,109       269,619      72,651        49,421            --         37,167
Total liabilities.............    934,712        436,764       707,961     563,169       411,628       386,829        355,346
Minority interest.............         --        147,245            --     153,129            --            --             --
Stockholders' equity..........    941,650        977,821       999,097   1,039,593       685,865       707,875        650,488
PER SHARE DATA
Net earnings (loss) from
  continuing operations....... $    (0.33)    $    (0.27)   $     1.36  $     1.18    $     0.92    $     0.97     $     1.18
Net earnings (loss) from
  discontinued operations.....      (0.04)         (0.23)        (0.91)       0.49          0.09          0.65(e)        0.50(e)
Net gain on sale of
  discontinued operations.....         --             --            --          --            --           .26(e)          --
Net earnings (loss)...........      (0.37)         (0.50)         0.45        1.67          1.01          1.88           1.68
Cash dividends declared.......       0.20           0.32          1.04        1.27          1.22          1.09           0.97
OTHER DATA
Shares outstanding............    104,117        104,006       104,067     103,417       104,863       106,149        106,355

                                  THREE MONTHS ENDED
                                        JULY 31,                                   YEAR ENDED APRIL 30,
                               -------------------------    -----------------------------------------------------------------
                                  1997           1996          1997        1996        1995(A)         1994           1993
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
COMPUSERVE
BALANCE SHEET DATA
Total assets.................. $  787,178     $  923,969    $  802,536  $  965,828    $  323,557    $  330,867     $  240,365
Cash, cash equivalents and
  marketable securities.......    168,015        201,434       161,419     309,991         4,913         3,633          3,669
Total receivables, net........    110,516        122,687       118,336     119,186        81,022        51,446         35,078
Property and equipment, net...    340,031        385,930       355,212     348,059       198,710       140,823        168,958
Total current liabilities.....    109,036        120,254       114,989     138,399        89,886        79,940         53,327
Total debt....................         --             --            --          --            --            --             --
Total liabilities.............    140,744        182,341       151,100     195,162       243,699        89,190         60,978

BFC
INCOME STATEMENT DATA
Total revenues................ $   28,609(b)  $    8,224    $  110,777  $   36,854    $   35,910    $   42,097     $   25,422
Earnings (loss) from
  operations..................     (6,330)        (1,022)        7,053      (7,368)       (5,788)      (15,634)(d)     10,122
Earnings (loss) before
  income tax (benefit)........     (6,330)        (1,022)        7,053       5,077        (5,788)      (15,644)        10,122
Net earnings (loss)...........     (3,887)          (629)        4,337        (255)       (4,326)      (20,006)         6,250
BALANCE SHEET DATA(H)
Cash and cash equivalents..... $   29,687     $    5,428    $    3,425  $    3,871    $    2,010    $   13,500     $      880
Finance receivables, net......    503,084        226,255       380,206     191,210       138,027        59,494         18,623
Other assets..................    270,806         10,455        34,657      10,490        25,147        44,360             16
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
Total assets.................. $  803,577     $  242,138    $  418,288  $  205,571    $  165,184    $   17,354     $   19,519
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
Commercial paper(i)........... $  657,209     $  112,109    $  269,619  $   72,651    $   49,421    $       --     $       --
Other liabilities.............     37,809         22,549        36,226      24,810        21,895        19,161         13,269
Stockholder's equity..........    108,559        107,480       112,443     108,110        93,868        98,193          6,250
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
Total liabilities and
  stockholder's equity........ $  803,577     $  242,138    $  418,288  $  205,571    $  165,184    $  117,354     $   19,519
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------

BLOCK--SEGMENT INFORMATION
REVENUES:
Tax Services.................. $   14,389     $   12,282    $  993,924  $  831,455    $  729,718    $  755,526     $  733,449
Financial Services............     29,209          8,224       110,830      36,442        35,910        42,097         25,442
Unallocated corporate.........        387            109         1,012       3,636           695         9,098            759
Intersegment sales............        (18)            --        (8,310)         --            --            --             --
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
  Total revenues.............. $   43,967     $   20,615    $1,097,456  $  871,533    $  766,323    $  806,721     $  759,630
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------

                                   THREE MONTHS ENDED
                                        JULY 31,                                  YEAR ENDED APRIL 30,
                               -------------------------    -----------------------------------------------------------------
                                  1997           1996          1997        1996        1995(A)         1994           1993
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING PROFIT (LOSS)
Tax Services.................. $  (52,059)    $  (45,229)   $  217,124  $  194,771    $  147,740    $  198,719     $  191,288
Financial Services............     (6,349)        (1,022)        7,053      (7,368)       (5,788)      (15,644)(d)     10,122
Unallocated corporate.........     (2,291)        (3,579)       (9,989)    (10,881)      (12,260)      (17,464)       (14,593)
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
  Total operating earnings
    (loss)....................    (60,699)       (49,830)      214,188     176,522       129,692       165,621        186,187
Investment income, net........      5,190          3,944        10,870       8,490        23,703        15,256         15,038
Other, net....................         --             --            --      12,445            --            --             --
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
  Earnings (loss) from
    continuing operations
    before income taxes....... $  (55,509)    $  (45,886)   $  225,058  $  197,457    $  153,395    $  180,877     $  201,855
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
IDENTIFIABLE ASSETS
Tax Services.................. $  170,259     $  136,538    $  217,720  $  141,031    $  117,560    $  104,585     $  176,727
Financial Services............    803,862        244,771       415,900     208,489       186,859       134,671         19,682
Unallocated corporate.........    384,312        297,794       551,294     455,700       482,501       626,979        472,603
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
  Total identifiable assets... $1,358,433     $  679,103    $1,184,914  $  805,220    $  786,920    $  866,235     $  669,012
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
CAPITAL EXPENDITURES
Tax Services.................. $    4,053     $    3,025    $   43,159  $   36,724    $   26,033    $   11,411     $   25,994
Financial Services............         88            223         1,450         938         2,135           615             19
Unallocated corporate.........          8             14           144         354            45           126            289
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
  Total capital
    expenditures.............. $    4,194     $    3,262    $   44,753  $   38,016    $   28,213    $   12,152     $   26,302
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------
                               ----------     ----------    ----------  ----------    ----------    ----------     ----------


------------------

(a) In October 1994, the Internal Revenue Service ('IRS') announced that it would eliminate the Direct Deposit Indicator ('DDI') as a result of concerns relating to fraudulent tax refund claims. Previously, the IRS used the DDI to notify the electronic filer after receiving the taxpayer's electronically filed tax return that the direct deposit of the refund would be honored. The DDI was a key element in the RAL program because it minimized loan losses and thus encouraged participating financial institutions to make RALs under relatively favorable terms to taxpayers. The IRS also instituted other changes during the 1995 tax season to curb possible fraud in the tax system. As a result of these IRS changes, more stringent criteria were adopted in the loan approval process and the cost to the consumer increased. These changes resulted in a 21% decline in the number of returns filed electronically and a 50% decline in the number of RALs processed by company-owned and franchised offices. BFC, which participated in the RAL program in fiscal 1994 and 1993, decided not to make investments in RALs in fiscal 1996 and 1995 due to the IRS changes. Although the DDI was no longer available, BFC again participated in RALs in 1997. See 'The Company--Refund Anticipation Loans.'


(b) Revenues and net earnings (loss) from continuing operations do not include operations of CompuServe, which are classified as discontinued operations.


(c) On June 17, 1997, BFC completed the purchase of Option One. See 'The Company--Nonconforming Mortgages.' Option One contributed revenues of $18.4 million for the three months ended July 31, 1997.

(d) Included in earnings (loss) from operations in 1994 was a nonrecurring pre-tax charge of $25,072 for purchased research and development related to the acquisition of MECA Software, Inc., as disclosed in the Acquisitions note to Block's consolidated financial statements for the year ended April 30, 1996.
(e) Net earnings (loss) from discontinued operations in fiscal 1994 and 1993 include the net earnings of Interim Services Inc., a wholly owned subsidiary of Block, which amounted to $9,268 and $9,688, respectively. Interim Services Inc. was sold through an initial public offering of 100% of its common stock in January 1994, which resulted in a net gain of $27,265.

 (f) Balance sheet data as of April 30, 1997 and July 31, 1997 have been reclassified to separately reflect CompuServe as discontinued operations. CompuServe's balance sheet items at these two dates are reported as net assets of discontinued operations.

(g) Total debt consists only of short-term debt.
(h) The balance sheet data for BFC has been reclassified to reflect the provision for income taxes for the years ended April 30, 1995, 1994 and 1993.
(i) BFC has no debt other than outstanding commercial paper.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS


     The information appearing below has been extracted from Management's Discussion and Analysis of Results of Operations and Financial Condition contained in Block's Annual Report on Form 10-K for the year ended April 30, 1997, as amended by Amendments No. 1 and 2 on Form 10-K/A, and in Block's Quarterly Report on Form 10-Q for the three months ended July 31, 1997, as amended by Amendment No. 1 on Form 10-Q/A, and should be read in conjunction with the more complete information contained therein.



FIRST QUARTER 1998 COMPARED TO FIRST QUARTER 1997--CONSOLIDATED RESULTS


     Consolidated revenues for the three months ended July 31, 1997 increased 113.3% to $44.0 million from $20.6 million reported last year. The increase is primarily due to the revenues of Block's new retail mortgage operations this year of $18.4 million, which include revenues of Option One, acquired on June 17, 1997.

     The consolidated pretax loss from continuing operations for the first quarter of fiscal 1998 increased to $55.5 million from $45.9 million in the first quarter of last year. The increase is attributable to the Tax Services segment, which incurred a pretax loss of $52.1 million compared to $45.2 million in the first quarter of last year.

     The net loss from continuing operations was $34.9 million, or $.33 per share, compared to $28.5 million, or $.27 per share, for the same period last year.

     An analysis of operations by segment follows.

  TAX SERVICES

     Revenues increased 17.2% to $14.4 million from $12.3 million last year, resulting primarily from higher tax preparation fees that are attributable to increases in pricing and in the number of tax returns prepared.

     The pretax loss increased 15.1% to $52.1 million from $45.2 million in the first quarter of last year due to normal operational increases in compensation, rent and utilities. Additionally, expenses associated with continued office acquisitions and expansion, which include rent, salaries and benefits, have contributed to the increased loss. Due to the seasonality of this segment's business, first quarter operating results are not indicative of expected results for the entire fiscal year.

  FINANCIAL SERVICES

     Revenues increased 255.2% to $29.2 million from $8.2 million in the same period last year. The increase is primarily related to new mortgage operations which contributed increased revenues of $18.4 million this year. New mortgage operations include revenues related to the recently acquired Option One. Credit card operations also contributed $2.4 million to the increase due to larger revolving credit card balances over the first quarter of fiscal 1997.

     The pretax loss increased to $6.3 million from $1.0 million in the first quarter of fiscal 1997, primarily due to increased bad debt expenses resulting from larger revolving credit card balances and operational costs related to the new retail mortgage business. In addition, higher bad debt and compensation expenses in software and online operations, respectively, contributed to the loss.

  INVESTMENT INCOME, NET

     Net investment income increased 31.6% to $5.2 million from $3.9 million last year. The increase resulted from more funds available for investment.

  UNALLOCATED CORPORATE AND ADMINISTRATIVE

     The unallocated corporate and administrative pretax loss for the first quarter decreased 36.0% to $2.3 million from $3.6 million in the comparable period last year. The decrease resulted mainly from expenses included in the first quarter of fiscal 1997 of $517 thousand related to the planned spin-off of Block's remaining investment in CompuServe. Also contributing to the decrease were lower consultant fees, charitable contributions and insurance expenses.

FISCAL 1997 COMPARED TO FISCAL 1996--CONSOLIDATED RESULTS

     Revenues increased 25.9% to $1.097 billion compared to $871.5 million in 1996. Net earnings from continuing operations increased 14.9% to $143.8 million from $125.1 million in the prior year. Net earnings per share from continuing operations increased to $1.36 from $1.18 in 1996.

     Except for historical information contained herein, the matters addressed in this discussion are forward-looking statements that are subject to risks and uncertainties which could cause actual results to differ materially. Such risks and uncertainties include, but are not limited to, economic, competitive and governmental factors affecting Block's operations, markets, products, services, prices and various other factors. Block cannot assume, for example, that revenues of either of its operating segments will increase in fiscal 1998, or that any increase in revenues will favorably impact operating earnings.

     Additional information on each of Block's operating segments follows.

  TAX SERVICES

     Revenues increased 19.5% to $993.9 million from $831.5 million in the prior year. Tax preparation fees increased $122.0 million, or 21.3%, as a result of a 7.1% increase in the number of returns prepared by company-owned offices, with the remainder attributable to price increases and a change in the complexity of returns prepared which results in higher fees. In the United States, fees from electronic filing were up $26.9 million, or 23.7%, due primarily to an increase in the number of U.S. Federal and state returns filed electronically by 15.7%

and 29.2%, respectively. Royalties increased by $11.2 million, or 11.6%, reflecting improved results reported by franchises as a result of greater revenues from electronic filing, a 5.4% increase in the number of returns prepared by franchises and increases in pricing.

     Operating earnings increased 11.5% to $217.1 million from $194.8 million in 1996. The pretax margin was 21.8% compared to 23.4% in the prior year. The decline in margin resulted from increased bad debt associated with electronic filing, marketing expenses targeted at gaining new customers and costs connected with the implementation of a new, computerized bookkeeping and management reporting system.

     Management believes that Tax Services revenues will increase at a lower rate in fiscal 1998 than that experienced in fiscal 1997, due to an anticipated smaller increase in pricing and in the number of taxpayers served. Also, Block acquired a major franchise in June 1996 which favorably impacted Tax Services fiscal 1997 revenues.

  FINANCIAL SERVICES

     Revenues increased 204.1% to $110.8 million from $36.4 million in 1996. The increase is largely due to Block's participation in the RAL program, which contributed revenues of $54.5 million. Additionally, revenues from mortgage-related operations, which are new this year, amounted to

$8.7 million, including a gain recognized on Block's first securitization of nonconforming mortgage loans, which approximated $3 million. Credit card revenues increased 26.0% to $30.9 million due to the increased number of cards outstanding and higher revolving balances.

     Operating earnings were $7.1 million compared to a loss of $7.4 million in the prior year. Exclusive of an impairment loss of $8.4 million recognized on the tax preparation software business assets in 1996, operating earnings for 1996 were $1.0 million. This improvement in operating earnings is mainly due to RAL program participation, which contributed pretax earnings of $8.1 million, and the securitization gain of approximately $3 million. Operating earnings were negatively impacted by a 60.7% increase in credit card bad debt expense to $14.6 million. This variance resulted from an increase in the credit card receivables portfolio by 49%, and a deterioration in credit quality arising from the maturation of the credit card portfolio.

     Management believes that revenues from Financial Services will increase by at least 50% in fiscal 1998 primarily as a result of the acquisition of Option One.

  INVESTMENT INCOME, NET

     Net investment income increased 28.05% to $10.9 million from $8.5 million in 1996. Block incurred $2.0 million of interest expense on corporate borrowings in 1996, as compared to $.2 million in 1997.

  UNALLOCATED CORPORATE AND ADMINISTRATIVE


     The unallocated corporate and administrative pretax loss decreased 8.2% to $10.0 million compared to $10.9 million in 1996. The improvement was due to an increase in the cash values of corporate-owned whole-life insurance contracts used to informally fund deferred compensation plans. Block also favorably adjusted its liability for certain insurance contingencies based upon actuarial valuations.

  INCOME TAX EXPENSE

     The effective tax rate was 36.1% for fiscal 1997, compared to 36.7% for 1996, caused by a decrease in state and local income taxes.

                                USE OF PROCEEDS


     The net proceeds to the Company from this offering are expected to be approximately $247.8 million. All of the net proceeds of the offering will be used to repay outstanding commercial paper with a weighted average interest rate of 5.6% at September 30, 1997, which was issued by the Company in connection with the acquisition of Option One.


                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of Block as of July 31, 1997, and as adjusted to give effect to the sale by the Company of the Notes offered hereby and the application of the estimated net proceeds therefrom to reduce outstanding indebtedness. See 'Use of Proceeds.'

                                                          JULY 31, 1997
                                                     -----------------------
                                                      ACTUAL     AS ADJUSTED
                                                     --------    -----------
                                                         (IN THOUSANDS)
Short-term notes payable..........................   $657,209     $ 409,395
       % Senior Notes due 2004....................         --       250,000
                                                     --------    -----------
  Total debt......................................   $657,209     $ 659,395
                                                     --------    -----------
                                                     --------    -----------
SHAREHOLDERS' EQUITY:
  Common stock, no par, stated value $.01 per
     share: authorized 400,000,000 shares.........   $  1,089     $   1,089
  Convertible preferred stock, no par, stated
     value $.01 per share, authorized 500,000
     shares.......................................          4             4
  Additional paid-in capital......................    501,528       501,528
  Retained earnings...............................    625,479       625,479

  Less cost of common stock in treasury...........   (186,450)     (186,450)
                                                     --------    -----------
     Total shareholders' equity...................   $941,650     $ 941,650
                                                     --------    -----------
                                                     --------    -----------

                            DESCRIPTION OF THE NOTES

     The Notes are to be issued under an Indenture dated as of October   , 1997
(the 'Indenture'), entered into by and between the Company and Bankers Trust Company, as trustee (the 'Trustee'), as supplemented. The following summaries of certain provisions of the Notes and the Indenture, a copy of which has been incorporated by reference as an exhibit to the Registration Statement of which the Prospectus is a part, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Notes and the Indenture, including the definitions therein of certain terms. Capitalized terms used in this 'Description of the Notes' have the meanings attributed to them in the Notes or the Indenture unless otherwise defined herein.

     The following description of the particular terms of the Notes offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities and the Indenture set forth in the accompanying Prospectus, to which reference is hereby made.

GENERAL

     The Notes will be limited to $250 million aggregate principal amount and
will mature on               , 2004. The Notes will bear interest at the rate
set forth on the front cover of this Prospectus Supplement from               ,
1997, payable semiannually on               and               of each year,
commencing               , 1998, to the registered holders at the close of
business on the               or               preceding such               or
              , whether or not such day is a business day. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

RANKING

     The Notes will be general unsecured obligations and will rank equal in right of payment, on a pari passu basis, with all other existing and future unsecured and unsubordinated senior indebtedness of the Company. The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Guarantor. The Guarantees will rank equal in right of payment, on a pari passu basis, with all existing and future unsecured and unsubordinated senior indebtedness and guarantees of the Guarantor.

OPTIONAL REDEMPTION

     The Notes will not be redeemable prior to maturity.


SINKING FUND

     There will be no sinking fund payments for the Notes.

COVENANTS

     The Notes contain the covenants set forth in the Prospectus.

EVENTS OF DEFAULT

     The Notes are subject to the Events of Default set forth in the Prospectus.

DEFEASANCE

     The Notes are subject to the Company's legal defeasance option and covenant defeasance option as set forth under 'Description of Debt
Securities--Satisfaction and Discharge of the Indenture; Defeasance' in the Prospectus.

BOOK-ENTRY, DELIVERY AND FORM


     The Notes initially will be represented by one or more Global Notes deposited with DTC and registered in the name of a nominee of DTC. Except as described in the Prospectus, the Notes will be available for purchase in denominations of $1,000 principal amount, and integral multiples thereof, in book-entry form only. Unless and until certificated Notes are issued under the limited circumstances described in the Prospectus, no beneficial owner of a Note shall be entitled to receive a definitive certificate representing a Note. So long as the Notes are represented by the Global Notes, any payments in respect of the Notes will be made to DTC or its nominee, as the registered owner of the Global Notes. See 'Description of Debt Securities--Global Securities' in the Prospectus.


SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in same-day funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds.

CONCERNING THE TRUSTEE

     Bankers Trust Company is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with respect to the Notes.


                                  UNDERWRITING

     Subject to the terms and conditions contained in an Underwriting Agreement
dated              , 1997 (the 'Underwriting Agreement'), among the Company, the
Guarantor and the Underwriters named below (the 'Underwriters'), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally, but not jointly, agreed to purchase, the principal amount of Notes set forth opposite its name below:

                                                     PRINCIPAL
                                                     AMOUNT OF
UNDERWRITERS                                           NOTES
------------                                         ---------
Salomon Brothers Inc..............................   $
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..........................
Morgan Stanley & Co. Incorporated.................
                                                     ---------
  Total...........................................   $
                                                     ---------
                                                     ---------

     The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the Notes is subject to certain conditions precedent, including approval of certain legal matters by their counsel, and that the Underwriters will be obligated to purchase all the Notes if any are purchased.

     The Underwriters have advised the Company that they propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page hereof and to certain dealers at such price less a concession not
in excess of   % of the principal amount of the Notes. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of   % of the
principal amount of the Notes on sales to other dealers. After the initial public offering, the public offering price and the concession and discount to dealers may be changed by the Underwriters from time to time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has applied for listing of the Notes on the New York Stock Exchange. In addition, the Company has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of or trading markets for the Notes.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions.

     The Underwriters and their affiliates may be customers of, engage in transactions with, and/or perform services, including investment banking services, in the ordinary course of their respective businesses for the Guarantor and its affiliates, for which they have received or may receive customary compensation.

                                 LEGAL MATTERS

     The validity of the Notes and Guarantees offered hereby will be passed upon for the Company and the Guarantor by Bryan Cave LLP, Kansas City, Missouri. Certain matters will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

Information contained herein is subject to completion or amendment. A[nb]registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED OCTOBER 6, 1997
PROSPECTUS
BLOCK FINANCIAL CORPORATION
DEBT SECURITIES
UNCONDITIONALLY GUARANTEED BY H&R BLOCK, INC.

Block Financial Corporation (the 'Company' or 'BFC') may offer from time to time, in one or more series, debentures, notes, bonds or other obligations ('Debt Securities'), which may be senior ('Senior Debt Securities') or subordinated ('Subordinated Debt Securities') to other indebtedness of the Company, all having an aggregate initial public offering price not to exceed $1,000,000,000 or the equivalent thereof in one or more foreign currencies, foreign currency units or composite currencies, including European Currency Units. The Debt Securities may be offered in separate series in amounts, at prices and on terms to be determined at or prior to the time of sale. The Debt Securities will be direct unsecured obligations of the Company. The payment of principal, premium, if any, and interest with respect to the Debt Securities will be unconditionally guaranteed by H&R Block, Inc. (the 'Guarantor' or 'Block'), the indirect parent company of BFC.

The specific terms of the Debt Securities with respect to which this Prospectus is being delivered will be set forth in one or more supplements to this Prospectus (each a 'Prospectus Supplement'), together with the terms of the offering and sale of the Debt Securities, the initial offering price and the net proceeds to the Company from the sale thereof. Each Prospectus Supplement will include, among other things, the specific designation, aggregate principal amount, ranking, authorized denomination, maturity, rate or method of calculation of interest and dates for payment thereof, any index or formula for determining the amount of any principal, premium, or interest payment, any exchange, redemption, prepayment or sinking fund provisions, the currency or currency unit in which principal, premium, or interest is payable, whether the securities are issuable in registered form or in the form of global securities, and the designation of the trustee acting under the indenture. Each Prospectus Supplement will also contain information, where applicable, about material United States federal income tax considerations relating to, and any listings on a securities exchange of, the Debt Securities covered by such Prospectus Supplement.

The Company may sell the Debt Securities directly to purchasers, through agents designated from time to time or through underwriters or dealers on terms determined by market conditions at the time of sale. If any agents, underwriters, or dealers are involved in the sale of the Debt Securities, the names of such agents, underwriters or dealers and any applicable commissions or discounts and the net proceeds to the Company from such sale will be set forth in the applicable Prospectus Supplement.


SEE 'RISK FACTORS' BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN ANY DEBT SECURITIES.


THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF DEBT SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE GUARANTOR, OR ANY UNDERWRITER, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE GUARANTOR SINCE THE DATE HEREOF OR THEREOF. THIS PROSPECTUS AND ANY RELATED PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

The date of this Prospectus is October   , 1997.

                             AVAILABLE INFORMATION

     The Company and the Guarantor have filed with the Securities and Exchange Commission (the 'Commission') a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the 'Registration Statement') under the Securities Act of 1933, as amended (the 'Securities Act'), for the registration of the Debt Securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to, or incorporated by reference in, the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company, the Guarantor and the Debt Securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and financial statements and notes filed as a part thereof or incorporated by reference therein. Statements made in this Prospectus and in the accompanying Prospectus Supplement concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to, or incorporated by reference in, the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Guarantor is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith the Guarantor files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Guarantor may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549. The Commission maintains an Internet Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. In addition, such material filed by the Guarantor may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange Incorporated, 301 Pine Street, San Francisco, California 94104, on which exchanges the Common Stock of the Guarantor is listed.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Guarantor with the Commission pursuant to the Exchange Act under File No. 1-6089 are incorporated herein by reference and shall be deemed to be a part hereof:

          1. the Guarantor's Annual Report on Form 10-K for the fiscal year ended April 30, 1997 (as amended on Forms 10-K/A for such fiscal year);

          2. the Guarantor's Current Reports on Form 8-K dated July 2, 1997 (as amended on Form 8-K/A filed August 14, 1997), September 7, 1997 and September 25, 1997;


          3. the Guarantor's Quarterly Report on Form 10-Q for the three months ended July 31, 1997 (as amended on Form 10-Q/A filed October 2, 1997).

     All documents filed by the Company or the Guarantor pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. See 'Available Information.' Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

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
     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith, as indicated above. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated herein by reference (other than exhibits to such documents unless they are specifically incorporated by reference into such documents). Requests for such copies should be directed to Block Financial Corporation, 4435 Main Street, Suite 500, Kansas City, Missouri 64111, Attention: John R. Cox, telephone (816) 751-6019.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 (the 'Reform Act') provides a 'safe harbor' for certain forward-looking statements contained in this Prospectus, but such safe harbor does not protect any such statements made by or regarding the Company. Certain statements contained in the sections entitled 'The Company' and 'The Guarantor,' and certain statements incorporated by reference from documents filed with the Commission by the Company, are or may constitute forward-looking statements as defined in the Reform Act. However, the safe harbor does not apply to forward-looking statements made in connection with an initial public offering. Since the offering of Debt Securities is an initial public offering by the Company, the safe harbor would not apply to any such forward-looking statements concerning the Company. Because such statements are subject to risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

                                  THE COMPANY

     BFC is an indirect wholly owned subsidiary of Block. It was organized in May 1992 for the purpose of developing and providing tax-related and technology-related financial services. The principal business activities of BFC include (i) the origination, purchase, servicing, sale and securitization of nonconforming residential mortgages, (ii) the purchase of participation interests in refund anticipation loans ('RALs') made by Beneficial National Bank

('Beneficial') to Block tax customers, (iii) the offering of credit cards for CompuServe Corporation ('CompuServe') and WebBank Corporation, a Utah Industrial Loan Company and wholly owned subsidiary of BFC, (iv) the development, publishing, and marketing of software products designed to assist individuals in managing their personal finances and preparing tax returns, and (v) the offering of equity lines of credit to Block's tax preparation franchisees. BFC's principal executive office is located at 4435 Main Street, Suite 500, Kansas City, Missouri 64111 and its telephone number is (816) 751-6000.

     NONCONFORMING MORTGAGES. BFC operates a nonconforming mortgage origination and funding business in which fixed and adjustable-rate mortgages, including purchase money first mortgages, refinance first mortgages and second mortgages, are offered to the public. Nonconforming mortgages are those that may not be offered through government-sponsored loan agencies.

     In a strategic initiative to develop a retail nonconforming mortgage business, BFC and Block formed H&R Block Mortgage Company, L.L.C. ('Block Mortgage') in August 1995 to offer nonconforming mortgages at H&R Block tax offices. Block Mortgage is a limited liability company in which a subsidiary of Block owns a 99% membership interest and BFC owns a 1% membership interest. During the 1997 tax season, Block Mortgage offered nonconforming mortgages through 31 tax offices in Colorado, Indiana, North Carolina and Virginia. Block Mortgage plans to continue the test of this business in additional tax offices during fiscal year 1998.

     BFC further increased its commitment to the nonconforming mortgage business with its purchase of Option One Mortgage Corporation ('Option One') from Fleet Financial Group, Inc. ('Fleet') in June 1997. Option One engages in the origination, purchase, securitization, sale and servicing of one-to-four family residential mortgage loans made primarily to sub-prime borrowers who do not qualify for loans which conform to FNMA and FHLMC guidelines. Option One is headquartered in Santa Ana, California, and has a network of more than 5,000 mortgage brokers in 46 states. In calendar 1996, Option One originated more than $1 billion in mortgage loans. BFC believes that Option One will provide BFC with

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
experienced associates in the nonconforming mortgage business and assist BFC and Block in handling mortgage applications, processing loans and underwriting mortgages originated through Block Mortgage.

     BFC paid $218.1 million in cash for Option One, consisting of $28.1 million in adjusted stockholder's equity and a premium of $190 million. In addition, BFC made a cash payment of $456 million to Fleet to eliminate intercompany loans made by Fleet to Option One to finance Option One's mortgage loan business. The $456 million payment was recorded as an intercompany loan from BFC to Option One and was repaid by Option One on June 30, 1997, when Option One sold mortgage loans to a third party in the ordinary course of business.

     BFC completed its first securitization of nonconforming mortgage loans on January 30, 1997, through a $102 million asset-backed security issue. Substantially all of the mortgages involved in this securitization were mortgages offered through independent mortgage brokers. On July 30, 1997, BFC completed its second securitization of nonconforming mortgages through a $215 million asset-backed security issue. This securitization included $134 million of mortgages offered through independent mortgage brokers, $81 million of mortgages offered by Option One and $10 million of mortgages offered by Block Mortgage.

     REFUND ANTICIPATION LOANS. In July 1996, BFC announced an agreement with Beneficial to purchase a participation interest in RALs provided by Beneficial to Block tax customers. In the 10-year agreement, BFC agreed to purchase an initial 40% participation interest in such RALs, which interest would be increased to nearly 50% in specific circumstances. As a result, BFC initially has the right to receive 40% of the aggregate payments of principal, interest and other sums due under the RALs, and bears 40% of the credit risk associated with the RALs. BFC's purchases of participation interests are financed through short-term borrowings. BFC bears all of the risks associated with its interests in the RALs. BFC's total RAL revenue in fiscal 1997 was approximately $54.5 million, which generated approximately $8.1 million in pretax profits.

     CREDIT CARDS. BFC offers Gold and Classic versions of two types of co-branded credit cards: CompuServe Visa and WebCard(Service Mark) Visa. The credit cards are issued under a co-branding agreement between BFC and Columbus Bank and Trust Company, Columbus, Georgia. Approximately 110,000 CompuServe Visa credit cards were issued by the end of fiscal 1997, compared to 113,425 credit cards at the end of fiscal 1996. The number of WebCard(Service Mark) Visa accounts at April 30, 1997, was 57,223, compared to approximately 6,000 accounts at the end of fiscal 1996. The aggregate portfolio for the credit cards issued by BFC increased from approximately $165 million at the end of fiscal 1996 to more than $246 million by the end of fiscal 1997.

     While the aggregate number of BFC's credit cards increased during fiscal 1997, bad debt expense associated with such accounts also increased substantially. The increase in bad debt expense resulted from the increase in the credit card receivables portfolio and a deterioration in the credit quality arising from the maturation of the credit card portfolio. Measured as a percentage of the credit card receivables, the bad debt expense increased 40 basis points, from 5.5% to 5.9% during fiscal 1997. Based on the balance of the portfolio at April 30, 1997, every 10 basis point increase in the ratio of bad debt expense to credit card receivables would result in additional expenses of $248,000.

     BFC developed the CONDUCTOR(Registered) service, a technology that facilitates the delivery of financial services online through existing commercial online services, the Internet or directly through leased networks. CONDUCTOR(Registered) features a national online electronic credit card statement that provides the cardholder with access to transaction records and credit availability and the ability to download transactions from the Internet into a personal financial software program. A similar service that allows cardholders access online is offered on CompuServe's information service.

     BFC is evaluating the possible sale of its credit card operations, including its receivables portfolio and the CONDUCTOR(Registered) service.

     SOFTWARE PRODUCTS. BFC's software business develops and markets the Kiplinger TaxCut(Registered) tax preparation software package, and markets the Kiplinger Home Legal Advisor(Service Mark) and Kiplinger Small

Business Attorney(Service Mark) software products. As a result of the increase in sales of the final edition of TaxCut in fiscal 1997, BFC's share in the income tax return preparation software market is now approximately 30%.

     EQUITY LINES OF CREDIT. BFC offers to Block's tax preparation franchisees lines of credit with reasonable interest rates under a program designed to better enable the franchisees to refinance existing business debt, expand or renovate offices or meet off-season cash flow needs. A franchise equity loan is a revolving line of credit secured by the H&R Block franchise and the underlying business.

                                 THE GUARANTOR

     Block is a diversified services corporation that was organized in 1955 under the laws of Missouri. It is the parent corporation in a two-tier holding company structure following a 1993 corporate restructuring. The second-tier holding company is H&R Block Group, Inc., which is the direct owner of (i) all of the shares of H&R Block Tax Services, Inc. ('Tax Services'), a subsidiary involved in the business of income tax return preparation, electronic filing of income tax returns and the performance of other tax related services in the United States, (ii) approximately 80.1% of the shares of CompuServe, a corporation that offers worldwide online and Internet access services to consumers and worldwide network access, management and applications, and Internet services to businesses, and (iii) all of the shares of BFC. Indirect subsidiaries of H&R Block Group, Inc. operate income tax return preparation and related services businesses in Canada, Australia, the United Kingdom and Guam, and offer H&R Block franchises in other parts of the world as a part of the operations of H&R Block International. Block's principal executive office is located at 4400 Main Street, Kansas City, Missouri 64111 and its telephone number is (816) 753-6900. Block's common stock is listed on the New York Stock Exchange and Pacific Stock Exchange and is quoted under the symbol 'HRB.'

     TAX SERVICES. The income tax return preparation and related services business is the original core business of Block. These services are provided to the public through a system of offices operated by Block or by others to whom Block has granted franchises. Block and its franchisees provide income tax return preparation services, electronic filing services and other services relating to income tax return preparation in many parts of the world. For U.S. returns, Block offers RALs through Beneficial in conjunction with Block's electronic filing service. Block also markets its income tax preparation knowledge through its income tax training schools.

     Block's tax operations are divided structurally into three areas, each targeting specific markets and focusing on new products and services and areas for expansion. Tax Services focuses on tax business operations in the United States. H&R Block Premium, a division of Tax Services, competes for those clients who typically have more complex income tax returns and features meetings by appointment any time of the year, private offices and more experienced tax return preparers. H&R Block International focuses on strengthening operations in current foreign markets, such as Canada and Australia, and identifying and developing new markets.

     COMPUSERVE. CompuServe was incorporated in Delaware on February 16, 1996. CompuServe is the parent corporation in a holding company structure, and holds all of the outstanding stock of CompuServe Incorporated. CompuServe Incorporated was founded in 1969 as a computer timesharing service and introduced its first online service in 1979. Until April 1996, CompuServe was an indirect wholly owned subsidiary of Block. In April 1996, CompuServe completed an initial public offering of 18,400,000 shares of its common stock. CompuServe's common stock is quoted on the Nasdaq quotation system under the symbol 'CSRV.'

     CompuServe is a worldwide leader in the market for computer-based interactive services and data communications and a pioneer in the development of consumer online and Internet access services. CompuServe was the first online service provider to establish a major international presence, and continues to be one of the largest global online and Internet service providers. CompuServe operates what its management believes is the most extensive network in the world dedicated solely to data transmission.

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
     CompuServe Interactive Service(Service Mark) ('CSi'), CompuServe's flagship product, offers traditional online services and integrated Internet access. Through SPRYNET(Service Mark), CompuServe also offers a stand-alone Internet-access-only service. Management believes consumer online services are a preferred access vehicle to the Internet for the average user due to the ability of online services to focus and aggregate content and provide centralized billing and support. Management also believes CompuServe's business networking experience and infrastructure position it to be a leader in the commercialization of the Internet.

     On September 7, 1997, the Guarantor entered into an Agreement and Plan of Merger (the 'Merger Agreement') with H&R Block Group, Inc., CompuServe, WorldCom, Inc., a Georgia corporation ('WorldCom'), and Walnut Acquisition Company, L.L.C., a Delaware limited liability company which is wholly owned by WorldCom ('WAC'), pursuant to which WorldCom would acquire CompuServe through a merger of WAC with and into CompuServe (the 'Merger'). At the Effective Time (as defined in the Merger Agreement) each of the CompuServe Common Shares (as defined in the Merger Agreement) outstanding as of the Effective Time will be converted into the right to receive, and there will be paid and issued as provided in the Merger Agreement in exchange for each of the CompuServe Common Shares, 0.40625 of a share of WorldCom Common Stock (as defined in the Merger Agreement), subject to adjustment as provided in the Merger Agreement. Based on the closing price of WorldCom Common Stock on September 5, 1997, the aggregate purchase price for CompuServe is approximately $1.2 billion. Consummation of the Merger is subject to the satisfaction of certain conditions, including, among others, the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any foreign competition law or similar law, the receipt of other required regulatory approvals, and the absence of certain material adverse changes. Consummation of the Merger is also subject to the approval and adoption of the Merger Agreement by the holders of the requisite number of CompuServe Common Shares. The Guarantor has agreed to vote all of the shares directly or indirectly owned by it in favor of the Merger Agreement and the Merger, which number of shares is sufficient to approve the Merger Agreement and the Merger. The closing of the Merger is expected to occur as soon as practicable after the satisfaction of all the conditions set forth in the Merger Agreement.


     In fiscal 1997, CompuServe's revenues were $841.9 million, compared to Block's consolidated revenues from continuing operations of $1.097 billion. As of July 31, 1997, CompuServe's total assets were $787.2 million and Block's total assets were $1.876 billion. In fiscal 1997, the net loss of CompuServe was $96 million and the net earnings of Block excluding CompuServe were $143.8 million.


     The Guarantor believes it is likely that the conditions to the consummation of the Merger will be satisfied and that the Merger will be consummated. However, there can be no assurance that all conditions will be satisfied. If the Merger is not consummated for any reason, the Guarantor will continue to pursue alternatives to complete the separation of CompuServe.

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes which may include acquisitions, capital expenditures, working capital requirements, repayment of certain indebtedness or for other business purposes. The specific use of proceeds of each sale of Debt Securities will be set forth in each Prospectus Supplement.

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

                                  RISK FACTORS



     Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, any accompanying Prospectus Supplement and in the documents incorporated by reference herein, in connection with an investment in any Debt Securities.



                              COMPANY RISK FACTORS



GENERAL LENDING RISKS



     BFC operates financial services businesses which are subject to various business risks, including, but not limited to, the following: the risk that borrowers will not satisfy their payment obligations; the risk, in the case of a nonconforming mortgage loan or a franchisee line of credit loan, that the value of the property securing such loan will not be sufficient to repay the borrower's obligation to BFC upon foreclosure after default; the risk that changes in interest rates after the origination of a loan and prior to its sale may narrow the spread between the cost of BFC's funds and the interest paid by the borrower; the risk, in the case of nonconforming mortgage loans, that a decrease in interest rates could cause an increase in the rate at which outstanding loans are prepaid; and the risk, in the case of credit card loans, of increased bad debt expense as a result of growth and maturation of BFC's loan portfolio, consistent with current trends in the credit card industry.



     Many of the foregoing business risks become more acute in an economic slowdown or recession, which may be accompanied by decreased demand for credit and declining real estate and other asset values. Specifically, in the nonconforming mortgage business, any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made by BFC, thereby weakening collateral coverage and increasing the possibility of a loss in the event of a default. Delinquencies, foreclosures, repossessions and losses generally increase during economic slowdowns or recessions. Because certain of BFC's borrowers may have had past credit problems, in the nonconforming mortgage market the actual rates of delinquencies, foreclosures, repossessions and losses, as applicable, could be higher under adverse economic conditions than those experienced in such market in general. Any sustained period of increased delinquencies, foreclosures, repossessions, losses or costs could adversely affect BFC's ability to sell nonconforming mortgage loans through securitization or whole loan sales and could increase the cost of selling such loans, which could adversely affect BFC's financial condition or results of operations.



ADVERSE IMPACT OF MORTGAGE LOAN PREPAYMENTS FOLLOWING SECURITIZATION



     BFC sells nonconforming mortgages in both whole loan sales and securitizations. Although significantly more mortgages are currently sold through whole loan sales than through securitization, gains on sales of mortgages through securitization could become a significant component of BFC's reported revenues. The amount of such gains is based on estimates made by management at the time loans are sold about prepayment rates and other matters. The rate of prepayment of loans may be affected by a variety of economic and other factors, including prevailing interest rates and the availability of alternative financing. Decreases in interest rates could cause prepayment rates to increase. The effects of these factors may vary depending on the particular type of loan. Estimates of prepayment rates are made based on management's expectations of future prepayment rates, which are based, in part, on the historic performance of BFC's loans and other considerations. There can be no assurance as to the accuracy of management's estimates. If actual prepayments occur more quickly than was projected at the time loans were sold in a securitization, the carrying value of the residual and servicing assets may have to be written down through a charge to earnings in the period of adjustment.




NEED FOR ADDITIONAL FUNDS AND DEPENDENCE ON LOAN SALES TO FINANCE LENDING ACTIVITIES



     BFC has a continuing need for capital to finance its lending operations. Currently, BFC's principal cash requirements are in connection with loan originations and purchases, purchases of participations in RALs, repayment of outstanding commercial paper, and payments of operating expenses and interest. Loan production is funded principally through the issuance of commercial paper. BFC's outstanding commercial paper is in turn repaid with the proceeds received by BFC from selling nonconforming mortgage loans through securitization or whole loan sales and from collections on credit card receivables and franchisee lines of credit. While BFC believes that it will be able to refinance or otherwise repay its outstanding commercial paper in the normal course of its business, there can be no assurance that BFC will continue to be able to access the commercial paper markets or that other lenders will be willing to extend lines of credit to BFC or that funds otherwise generated from operations will be sufficient to satisfy its obligations. Future financing may involve the issuance of additional Debt Securities.



     BFC relies significantly upon securitizations and whole loan sales to generate cash proceeds for repayment of outstanding commercial paper. Accordingly, adverse changes in the securities markets generally, the asset backed securities and whole loan sale markets, or the credit quality of BFC's loan portfolio could impair BFC's ability to originate, purchase and sell loans or other assets on a favorable or timely basis. Any such impairment could have a material adverse effect upon BFC's business and results of operations. Any delay in the sale of a loan or other asset pool would postpone the recognition of a gain on such loans until their sale. Such delays could cause BFC's earnings to fluctuate from quarter to quarter.



COMPETITION



     The financial service and software businesses in which BFC engages are highly competitive. BFC faces increasing competition as a purchaser and originator of nonconforming mortgage loans and as an issuer of credit cards. Certain large national finance companies, commercial banks, thrifts, credit card originators and conforming mortgage originators, with greater capitalization and financial resources, have adapted their origination programs and allocated resources to the origination of nonconforming loans. The entrance of these competitors into BFC's nonconforming mortgage or credit card markets could have a material adverse effect on BFC's financial condition and results of operations.



CERTAIN LEGAL RISKS



     BFC's operations and origination activities are subject to extensive laws, regulations, supervision and licensing by federal and state authorities. Regulated matters include, without limitation, maximum interest rates and fees which may be charged by BFC, disclosure in connection with loan originations, credit reporting requirements, servicing requirements, federal and state taxation, and multiple qualification and licensing requirements for doing business in various jurisdictions. There can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future which could make compliance more difficult or expensive.



GOVERNMENT REGULATION OF REFUND ANTICIPATION LOANS



     Repayment of RALs generally depends on IRS direct deposit procedures. A borrower under a RAL directs the IRS to deposit the borrower's federal income tax refund directly into a special bank account maintained at the banking institution that made the RAL. The lending institution then collects the RAL by exercising a right of offset against the bank account. The IRS may from time to time change its direct deposit procedures or may determine not to make direct deposits of all or portions of a borrower's federal income tax refund. Failure by the IRS to make direct deposits of federal income tax refunds may impair the lender's ability to recover a RAL and result in a loss.



     Changes in government regulations applicable to RALs could adversely affect the RAL business and thereby limit the ability of BFC to purchase participation interests in RALs and adversely impact BFC's results of operation.



SEASONALITY OF BUSINESS



     A substantial portion of BFC's revenues are received during the period from January through April of each year since revenues from participations in RALs and sales of tax return preparation software occur during such period.

                             GUARANTOR RISK FACTORS



TAX LEGISLATION



     From time to time, and especially in election years, the subjects of tax simplification, restructuring and reform ('tax reform') are discussed in the American political environment, sometimes leading to proposed legislation to effectuate one or more tax reform ideas. In the past few years, tax reform ideas such as a flat tax, a consumption tax and a national sales tax have been proposed and received more serious attention than in the past, although none of these tax reform ideas has materialized into effective legislation. Historically, changes in tax laws have increased Block's tax return preparation business because of inherent uncertainties as to the interpretation and application of new changes and, in many cases, the increased complexity in tax law caused by such changes. If enacted, the effect of significant tax reform legislation on Block's business over time is uncertain and such legislation could have a material adverse effect on Block's business and results of operations.



REGULATION OF TAX RETURN PREPARATION, ELECTRONIC FILING AND REFUND ANTICIPATION LOANS



     The federal government regulates the preparation and electronic filing of income tax returns and an electronic filer's involvement in RALs. States that have adopted electronic filing programs for state income tax returns have also enacted laws that regulate electronic filers. In addition, some states and localities have enacted laws and adopted regulations that regulate RAL facilitators and/or the advertisement and offering of electronic filing and RALs. Block cannot predict the affect of the enactment of new statutes or the adoption of new regulations pertaining to its tax return preparation business.



COMPETITION



     The income tax return preparation and electronic filing businesses are highly competitive. Block considers the individual who prepares his own tax return to be its primary competition. The enactment of legislative proposals to reform or simplify the tax system, discussed under 'Tax Legislation' above, may have the effect of increasing the number of self-preparers. In addition to self-preparers, there are a substantial number of tax return preparation firms. Many of these firms, and many firms not involved in the income tax return preparation business, are involved in providing electronic filing and refund anticipation loan services to the public. Commercial tax return preparers and electronic filers are highly competitive with regard to price, service and reputation for quality.



SEASONALITY OF BUSINESS



     Since most Block customers file their tax returns during the period from January through April of each year, substantially all of Block's revenues from income tax return preparation related services and franchise royalties are received during this period. As a result, Block operates at a loss through the first nine months of its fiscal year.



SALE OF COMPUSERVE



     The sale of Block's interest in CompuServe through a merger with a subsidiary of WorldCom is subject to conditions the satisfaction of which cannot be assured. If such transaction is not consummated for any reason, there can be no assurance that Block will be able to dispose of its interest in CompuServe on terms as favorable as those offered by WorldCom. See 'The Guarantor-- Compuserve.'

                       RATIO OF EARNINGS TO FIXED CHARGES

THE COMPANY

     The following table sets forth the ratio of earnings to fixed charges for the Company for the three months ended July 31, 1997 and for each of the five years ended April 30.

                             THREE MONTHS
                          ENDED JULY 31, 1997    1997     1996     1995    1994    1993
                          -------------------    -----    -----    ----    -----   -----
Ratio of Earnings to              (a)            1.6:1    2.5:1    (b)      (c)    6.9:1
  Fixed Charges........                                                     (d)

           NOTES TO COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges is calculated by dividing (1) pretax earnings from continuing operations plus fixed charges by (2) fixed charges.

Fixed charges consist of interest expense and the interest component of rent expense.


(a) Earnings were insufficient to cover fixed charges for the three months ended July 31, 1997 by $6,330.


(b) Earnings were insufficient to cover fixed charges for the year ended April 30, 1995 by $5,788.

(c) Earnings were insufficient to cover fixed charges for the year ended April 30, 1994 by $15,644.

(d) Earnings for the year ended April 30, 1994 included a nonrecurring charge of $25,072 for purchased research and development related to the acquisition of MECA Software, Inc. as disclosed in the Acquisitions note to the Guarantor's consolidated financial statements for the year ended April 30, 1996. If such charges had not occurred, the ratio of earnings to fixed charges would have been 4.2:1.

THE GUARANTOR

     The following table sets forth the ratio of earnings to fixed charges for the Guarantor on a consolidated basis for the three months ended July 31, 1997 and for each of the five years ended April 30, which ratios are based on the historical consolidated financial statements of the Guarantor.

                             THREE MONTHS
                          ENDED JULY 31, 1997     1997       1996      1995        1994       1993
                          -------------------    -------    ------    -------    --------    ------
Ratio of Earnings to
  Fixed Charges........       (a)                 4.8:1     5.9:1      5.0:1     5.5:1(b)    6.2:1

           NOTES TO COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges is calculated by dividing (1) pretax earnings from continuing operations plus fixed charges by (2) fixed charges. Fixed charges consist of interest expense and the interest component of rent expense.


(a) Earnings were insufficient to cover fixed charges for the three months ended July 31, 1997 by $55,509.


(b) Earnings for the year ended April 30, 1994 included a nonrecurring charge of $25,072 for purchased research and development related to the acquisition of MECA Software, Inc. as disclosed in the Acquisitions note to the Guarantor's consolidated financial statements for the year ended April 30, 1996. If such charges had not occurred, the ratio of earnings to fixed charges would have been 6.6:1.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities and Guarantees sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities and Guarantees, reference must be made to both the Prospectus Supplement relating thereto and to the following description.

     The Debt Securities will be general obligations of the Company and may be Senior Debt Securities or Subordinated Debt Securities. Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. The Subordinated Debt Securities will be subordinate in right of payment to 'Senior Indebtedness' (as defined below) of the Company to the extent set forth in the Prospectus Supplement relating thereto. See 'Description of Debt Securities--Subordination' below. The Guarantor will irrevocably and unconditionally guarantee payments of principal, interest and premium, if any, on the Debt Securities. Debt Securities and Guarantees will be issued under an indenture (the 'Indenture') to be entered into between the Company, the Guarantor and Bankers Trust Company (the 'Trustee'). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement filed with the Commission. The following discussion of certain provisions of the Indenture is a summary only and does not purport to be a complete description of the terms and provisions of the Indenture. Accordingly, the following discussion is qualified in its entirety by reference to the provisions of the Indenture, including the definition therein of terms used below with their initial letters capitalized.

GENERAL

     The Indenture does not limit the aggregate principal amount of Debt Securities that can be issued thereunder. The Debt Securities may be issued in one or more series as may be authorized from time to time by the Company. Reference is made to the applicable Prospectus Supplement for the following terms of the Debt Securities of the series with respect to which such Prospectus Supplement is being delivered:

          (a) The title of Debt Securities of the series;

          (b) Any limit on the aggregate principal amount of the Debt Securities of the series that may be authenticated and delivered under the Indenture;

          (c) The date or dates on which the principal and premium, if any, with respect to the Debt Securities of the series are payable;

          (d) The rate or rates (which may be fixed or variable) at which the

     Debt Securities of the series shall bear interest (if any) or the method of determining such rate or rates, the date or dates from which such interest shall accrue, the interest payment dates on which such interest shall be payable or the method by which such date will be determined, the record dates for the determination of Holders thereof to whom such interest is payable (in the case of Registered Securities), and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

          (e) The Place or Places of Payment, if any, in addition to or instead of the corporate trust office of the Trustee where the principal, premium, if any, and interest with respect to Debt Securities of the series shall be payable;

          (f) The price or prices at which, the period or periods within which, and the terms and conditions upon which Debt Securities of the series may be redeemed, in whole or in part, at the option of the Company or otherwise;

          (g) The obligation, if any, of the Company to redeem, purchase, or repay Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the price or prices at which, the period or periods within which, and the terms and conditions upon which Debt Securities of the series shall be redeemed, purchased, or repaid, in whole or in part, pursuant to such obligations;

          (h) The terms, if any, upon which the Debt Securities of the series may be convertible into or exchanged for other Debt Securities of the Company and the terms and conditions upon which such conversion or exchange shall be effected, including the initial conversion or exchange price or rate, the conversion or exchange period and any other provision in addition to or in lieu of those described herein;

          (i) If other than denominations of $1,000 or any integral multiple thereof, the denominations in which Debt Securities of the series shall be issuable;

          (j) If the amount of principal, premium, if any, or interest with respect to the Debt Securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

          (k) If the principal amount payable at the stated maturity of Debt Securities of the series will not be determinable as of any one or more dates prior to such stated maturity, the amount that will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof that will be due and payable upon any maturity other than the stated maturity or that will be deemed to be outstanding as of any such date (or, in such case, the manner in which such deemed principal amount is to be determined), and if necessary, the manner of determining the equivalent thereof in United States currency;


          (l) Any changes or additions to the provisions of the Indenture dealing with defeasance, including the addition of additional covenants that may be subject to the Company's covenant defeasance option;

          (m) The coin or currency or currencies or units of two or more currencies in which payment of the principal and premium, if any, and interest with respect to Debt Securities of the series shall be payable;

          (n) If other than the principal amount thereof, the portion of the principal amount of Debt Securities of the series which shall be payable upon declaration of acceleration or provable in bankruptcy;

          (o) The terms, if any, of the transfer, mortgage, pledge or assignment as security for the Debt Securities of the series of any properties, assets, moneys, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act are applicable and any corresponding changes to provisions of the Indenture as currently in effect;

          (p) Any addition to or change in the Events of Default with respect to the Debt Securities of the series and any change in the right of the Trustee or the holders to declare the principal of and interest on, such Debt Securities due and payable;

          (q) If the Debt Securities of the series shall be issued in whole or in part in the form of a Global Security, the terms and conditions, if any, upon which such Global Security may be exchanged in whole or in part for other individual Debt Securities in definitive registered form and the Depositary for such Global Security;

          (r) Any trustees, authenticating or paying agents, transfer agents or registrars;

          (s) The applicability of, and any addition to or change in the covenants and definitions currently set forth in the Indenture or in the terms relating to permitted consolidations, mergers, or sales of assets, including conditioning any merger, conveyance, transfer or lease permitted by the

     Indenture upon the satisfaction of an Indebtedness coverage standard by the Company and Successor Company;

          (t) The terms, if any, of any Guarantee (other than the Guarantee of the Guarantor) of the payment of principal of, and premium, if any, and interest on, Debt Securities of the series and any corresponding changes to the provisions of the Indenture as currently in effect;

          (u) The subordination, if any, of the Debt Securities of the series pursuant to the Indenture and any changes or additions to the provisions of the Indenture relating to subordination;

          (v) With regard to Debt Securities of the series that do not bear interest, the dates for certain required reports to the Trustee; and

          (w) Any other terms of the Debt Securities of the series (which terms shall not be prohibited by the Indenture).

     The Prospectus Supplement will also describe any material United States federal income tax consequences or other special considerations applicable to the series of Debt Securities to which such Prospectus Supplement relates, including those applicable to (a) Debt Securities with respect to which payments of principal, premium, or interest are determined with reference to an index or formula (including changes in prices of particular securities, currencies, or commodities), (b) Debt Securities with respect to which principal, premium, or interest is payable in a foreign or composite currency, (c) Debt Securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates ('Original Issue Discount Debt Securities'), and (d) variable rate Debt Securities that are exchangeable for fixed rate Debt Securities.

     Payments of interest on Debt Securities shall be made at the corporate trust office of the Trustee or at the option of the Company by check mailed to the registered holders thereof or, if so provided in the applicable Prospectus Supplement, at the option of a Holder by wire transfer to an account designated by such Holder.

     Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States or at the office of the Trustee or the Trustee's agent in the Borough of Manhattan, the City and State of New York, at which its corporate agency business is conducted, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any tax or governmental charge payable in connection therewith.

GUARANTEES

     The Guarantor will irrevocably and unconditionally guarantee to each holder of a Debt Security the due and punctual payment of the principal of, and any premium and interest on, such Debt Security, when and as the same shall become due and payable, whether at maturity, upon acceleration, by call for redemption or otherwise. The Guarantor has (a) agreed that its obligations under the Guarantees in the event of an Event of Default will be as if it were principal obligor and not merely surety, and will be enforceable irrespective of any invalidity, irregularity or unenforceability of any series of the Debt Securities or the Indenture or any supplement thereto and (b) waived its right to require the Trustee or the Holders to pursue or exhaust its legal or equitable remedies against the Company prior to exercising its rights under the Guarantees.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (a 'Global Security') that will be deposited with a depositary (the 'Depositary'), or with a nominee for a Depositary identified in the Prospectus Supplement relating to such series. In such case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ('participants'). The amounts to be credited shall be designated by any underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interest through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or Holders thereof under the Indenture.

     Principal, premium, if any, and interest payments on Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for any Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium, or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in 'street name', and will be the responsibility of such participants.

     If the Depositary for any Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within ninety days, the Company will issue such Debt Securities in definitive form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such Debt Securities.

SUBORDINATION

     Debt Securities may be subordinated ('Subordinated Debt Securities') to senior debt to the extent set forth in the Prospectus Supplement relating thereto.

     Subordinated Debt Securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture and the Prospectus Supplement relating to such Subordinated Debt Securities, to the prior payment of all Indebtedness of the Company that is designated as 'Senior Indebtedness' (as defined in the Indenture) with respect to such Subordinated Debt Securities. Senior Indebtedness, with respect to any series of Subordinated Debt Securities, will consist of (a) any and all amounts payable under or with respect to the Company's Indebtedness to banks and (b) any other Indebtedness of the Company that is designated in a resolution of the Company's Board of Directors or the supplemental Indenture establishing such series as Senior Indebtedness with respect to such series.

     Upon any payment or distribution of assets of the Company to creditors or upon a total or partial liquidation or dissolution of the Company or in a bankruptcy, receivership, or similar proceeding relating to the Company or its property, holders of Senior Indebtedness shall be entitled to receive payment in full in cash of the Senior Indebtedness before holders of Subordinated Debt Securities shall be entitled to receive any payment of principal, premium, or interest with respect to the Subordinated Debt Securities, and until the Senior Indebtedness is paid in full, any distribution to which holders of Subordinated Debt Securities would otherwise be entitled shall be made to the Holders of Senior Indebtedness (except that such Holders may receive shares of stock and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the Subordinated Debt Securities).


     The Company may not make any payments or principal, premium, or interest with respect to Subordinated Debt Securities, make any deposit for the purpose of defeasance of such Subordinated Debt Securities, or repurchase, redeem, or otherwise retire (except, in the case of Subordinated Debt Securities that provide for a mandatory sinking fund, by the delivery of Subordinated Debt Securities by the Company to the Trustee in satisfaction of the Company's sinking fund obligation) any Subordinated Debt Securities if (a) any principal, premium, if any, or interest with respect to Senior Indebtedness is not paid within any applicable grace period (including at maturity) or (b) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms, unless, in either case, the default has been cured or waived and such acceleration has been rescinded, such Senior Indebtedness has been paid in full in cash, or the Company and the Trustee receive written notice approving such payment from the representatives of each issue of 'Designated Senior Indebtedness' (which will include the Bank Indebtedness and any other specified issue of Senior Indebtedness. During the continuance of any default (other than a default described in clause (a) or (b) above) with respect to any Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Subordinated Debt Securities for a period (the 'Payment Blockage Period') commencing on the receipt by the Company and the Trustee of written notice of such default from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period (a 'Blockage Notice'). The Payment Blockage Period may be terminated before its expiration by written notice to the Trustee and the Company from the person who gave the Blockage Notice, by repayment in full in cash of the Senior Indebtedness with respect to which the Blockage Notice was given, or because the default giving rise to the Payment Blockage Period is no longer continuing. Unless the holders of such Senior Indebtedness shall have accelerated the maturity thereof, the Company may resume payments on the Subordinated Debt Securities after the expiration of the Payment Blockage Period. Not more than one Blockage Notice may be given in any period of 360 consecutive days unless the first

Blockage Notice within such 360-day period is given by or on behalf of holders of Designated Senior Indebtedness other than the Bank Indebtedness, in which case the representative of the Bank Indebtedness may give another Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any period of 360 consecutive days. After all Senior Indebtedness is paid in full and until the Subordinated Debt Securities are paid in full, Holders of the Subordinated Debt Securities shall be subrogated to the rights of Holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

     All payments by the Guarantor pursuant to any Guarantees of Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Guarantor.

     By reason of such subordination, in the event of insolvency, creditors of the Company or the Guarantor who are Holders of Senior Indebtedness, as well as certain general creditors of the Company or the Guarantor, may recover more, ratably, than the Holders of the Subordinated Debt Securities.

EVENTS OF DEFAULT AND REMEDIES

     The following events are defined in the Indenture as 'Events of Default' with respect to a series of Debt Securities:

          (a) Default in the payment of any installment of interest on any Debt Securities of that series as and when the same shall become due and payable (whether or not, in the case of Subordinated Debt Securities, such payment shall be prohibited by reason of the subordination provision described above) and continuance of such default for a period of 30 days;

          (b) Default in the payment of principal or premium with respect to any Debt Securities of that series as and when the same become due and payable, whether at maturity, upon redemption, by declaration, upon required repurchase, or otherwise (whether or not, in the case of Subordinated Debt Securities, such payment shall be prohibited by reason of the subordination provision described above);

          (c) Default in the payment of any sinking fund payment with respect to any Debt Securities of that series as and when the same shall become due and payable;

          (d) Failure on the part of the Company or the Guarantor to comply with the provisions of the Indenture relating to consolidations, mergers and sales of assets;

          (e) Failure on the part of the Company or the Guarantor duly to observe or perform any other of the covenants or agreements on the part of the Company or the Guarantor in the Debt Securities of that series, in any resolution of the Board of Directors of the Company authorizing the issuance of that series of Debt Securities, in the Indenture with respect to such series, or in any supplemental Indenture with respect to such series (other than a covenant or agreement a default in the performance of which is otherwise specifically dealt with) continuing for a period of 60 days after the date on which written notice specifying such failure and requiring the Company or the Guarantor to remedy the same shall have been given to the Company or the Guarantor by the Trustee or to the Company or the Guarantor and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding;

          (f) Indebtedness of the Guarantor or any Subsidiary of the Guarantor is not paid within any applicable grace period after final maturity or is accelerated by the Holders thereof because of a default, the total amount of such indebtedness unpaid or accelerated exceeds $100 million or the United States dollar equivalent thereof at the time, and such default remains uncured or such acceleration is not rescinded for 10 days after the date on which written notice specifying such failure and requiring the Guarantor to remedy the same shall have been given to the Guarantor by the Trustee or to the Guarantor and the Trustee by the Holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding;

          (g) The Company or the Guarantor or any of its Restricted Subsidiaries shall (1) voluntarily commence any proceeding or file any petition seeking relief under the United States Bankruptcy Code or other federal or state bankruptcy, insolvency, or similar law, (2) consent to the institution of, or fail to controvert within the time and in the manner prescribed by law, any such proceeding or the filing of any such petition, (3) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, or similar official for the Company or the Guarantor or any such Restricted Subsidiary or for a substantial part of its property, (4) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (5) make a general assignment for the benefit of creditors, (6) admit in writing its inability or fail generally to pay its debts as they become due, (7) take corporate action for the purpose of effecting any of the foregoing, or (8) take any comparable action under any foreign laws relating to insolvency;

          (h) The entry of an order or decree by a court having competent jurisdiction for (1) relief with respect to the Company or the Guarantor or any of its Restricted Subsidiaries or a substantial part of any of their property under the United States Bankruptcy Code or any other federal or state bankruptcy, insolvency, or similar law, (2) the appointment of a receiver, trustee, custodian, sequestrator, or similar official for the Company or the Guarantor or any such Restricted Subsidiary or for a substantial part of any of their property (except any decree or order appointing such official of any Restricted Subsidiary pursuant to a plan under which the assets and operations of such Restricted Subsidiary are transferred to or combined with another Restricted Subsidiary of the Guarantor or to the Guarantor), or (3) the winding-up or liquidation of the Company or the Guarantor or any such Restricted Subsidiary (except any decree or order approving or ordering the winding-up or liquidation of the affairs of a Restricted Subsidiary pursuant to a plan under which the assets and operations of such Restricted Subsidiary are transferred to or combined with another Restricted Subsidiary or Subsidiaries of the Guarantor or to the Guarantor), and such order or decree shall continue unstayed and in effect for 60 consecutive days, or any similar relief is granted under any foreign laws and the order or decree stays in effect for 60 consecutive days; or

          (i) Any other Event of Default provided under the terms of the Debt Securities of that series.

     An Event of Default with respect to one series of Debt Securities is not necessarily an Event of Default for another series.

     If an Event of Default occurs and is continuing with respect to any series of Debt Securities, unless the principal and interest with respect to all the Debt Securities of such series shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding may declare the principal of (or, if Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in such series) and interest on all the Debt Securities of such series due and payable immediately.

     If an Event of Default occurs and is continuing, the Trustee shall be entitled and empowered to institute any action or proceeding for the collection of the sums so due and unpaid or to enforce the performance of any provision of the Debt Securities of the affected series or the Indenture, to prosecute any such action or proceeding to judgment or final decree, and to enforce any such judgment or final decree against the Company or any other obligor on the Debt Securities of such series. In addition, if there shall be pending proceedings for the bankruptcy or reorganization of the Company or any other obligor on the Debt Securities, or if a receiver, trustee, or similar official shall have been appointed for its property, the Trustee shall be entitled and empowered to file and prove a claim for the whole amount of principal, premium and interest (or, in the case of Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in the terms of such series) owing and unpaid with respect to the Debt Securities. No Holder of any Debt Securities of any series shall have any right to institute any action or proceeding upon or under or with respect to the Indenture, for the appointment of a receiver or trustee, or for any other remedy, unless (a) such Holder previously shall have given to the Trustee written notice of an Event of Default with respect to Debt Securities of that series and of the continuance thereof, (b) the Holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of that series shall have made written request to the Trustee to institute such action or proceeding with respect to such Event of Default and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses, and liabilities to be incurred therein or thereby, and (c) the Trustee, for 60 days after its receipt of such notice, request, and offer of indemnity shall have failed to institute such action or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to the provisions of the Indenture.

     Prior to the acceleration of the maturity of the Debt Securities of any series, the Holders of a majority in aggregate principal amount of the Debt Securities of that series at the time outstanding may, on behalf of the Holders of all Debt Securities of that series, waive any past default or Event of Default and its consequences for that series, except (a) a default in the payment of the principal, premium, or interest with respect to such Debt Securities or (b) a default with respect to a provision of the Indenture that cannot be amended without the consent of each Holder affected thereby. In case of any such waiver, such default shall cease to exist, any Event of Default arising therefrom shall be deemed to have been cured for all purposes, and the Company, the Trustee and the Holders of the Debt Securities of that series shall be restored to their former positions and rights under the Indenture.

     The Trustee shall, within 90 days after the occurrence of a default known to it with respect to a series of Debt Securities, give to the Holders of the Debt Securities of such series notice of all uncured defaults with respect to such series known to it, unless such defaults shall have been cured or waived before the giving of such notice; provided, however, that except in the case of default in the payment of principal, premium, or interest with respect to the Debt Securities of such series or in the making of any sinking fund payment with respect to the Debt Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of such Debt Securities.

MODIFICATION OF THE INDENTURE

     The Company, the Guarantor and the Trustee may enter into supplemental indentures without the consent of the Holders of Debt Securities issued under the Indenture for one or more of the following purposes:

          (a) To evidence the succession of another person to the Company or the Guarantor pursuant to the provisions of the Indenture relating to consolidations, mergers, and sales of assets and the assumption by such successor of the covenants, agreements, and obligations of the Company or the Guarantor in the Indenture and in the Debt Securities;

          (b) To surrender any right or power conferred upon the Company or the Guarantor by the Indenture, to add to the covenants of the Company or the Guarantor such further covenants, restrictions, conditions, or provisions for the protection of the Holders of all or any series of Debt Securities as the Board of Directors of the Company or the Guarantor shall consider to be for the protection of the Holders of such Debt Securities, and to make the occurrence, or the occurrence and continuance of a default in any of such additional covenants, restrictions, conditions, or provisions, a default or an Event of Default under the Indenture (provided, however, that with respect to any such additional covenant, restriction, condition, or provision, such supplemental indenture may provide for a period of grace after default, which may be shorter or longer than that allowed in the case of other defaults, may provide for an immediate enforcement upon such default, may limit the remedies available to the Trustee upon such default, or may limit the right of Holders of a majority in aggregate principal amount of any or all series of Debt Securities to waive such default);

          (c) To cure any ambiguity or to correct or supplement any provision contained in the Indenture, in any supplemental indenture, or in any Debt Securities that may be defective or inconsistent with any other provision contained therein, to convey, transfer, assign, mortgage, or pledge any property to or with the Trustee, or to make such other provisions in regard to matters or questions arising under the Indenture as shall not adversely affect the interests of any Holders of Debt Securities of any series;

          (d) To modify or amend the Indenture in such a manner as to permit the qualification of the Indenture or any supplemental Indenture under the Trust Indenture Act as then in effect;

          (e) To add or change any of the provisions of the Indenture to change or eliminate any restriction on the payment of principal or premium with respect to Debt Securities so long as any such action does not adversely affect the interest of the Holders of Debt Securities in any material respect or permit or facilitate the issuance of Debt Securities of any series in uncertificated form;

          (f) To comply with the provisions of the Indenture relating to consolidations, mergers, and sales of assets;

          (g) In the case of Subordinated Debt Securities, to make any change in the provisions of the Indenture relating to subordination that would limit or terminate the benefits available to any Holder of Senior Indebtedness under such provisions (but only if such Holder of Senior Indebtedness consents to such change);

          (h) To add additional Guarantees with respect to the Debt Securities or to secure the Debt Securities;

          (i) To make any change that does not adversely affect the rights of any Holder;

          (j) To add to, change, or eliminate any of the provisions of the Indenture with respect to one or more series of Debt Securities, so long as any such addition, change, or elimination not otherwise permitted under the Indenture shall (1) neither apply to any Debt Securities of any series created prior to the execution of such supplemental Indenture and entitled to the benefit of such provision nor modify the rights of the Holders of any such Debt Security with respect to such provision or (2) become effective only when there is no such Debt Security outstanding;

          (k) To evidence and provide for the acceptance of appointment by a successor or separate Trustee with respect to the Debt Securities of one or more series and add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the Indenture by more than one Trustee; and

          (l) To establish the form or terms of Debt Securities of any series, as described under 'Description of Debt Securities--General' above.

     With the consent of the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected thereby, the Company, the Guarantor and the Trustee may from time to time and at any time enter into a supplemental Indenture for the purpose of adding any provisions to, changing in any manner, or eliminating any of the provisions of the Indenture or of any supplemental Indenture or modifying in any manner the rights of the Holder of the Debt Securities of such series; provided, however, that without the consent of the Holders of each Debt Security so affected, no such supplemental Indenture shall (a) reduce the percentage in principal amount of Debt Securities of any series whose Holders must consent to an amendment, (b) reduce the rate of or extend the time for payment of interest on any Debt Security, (c) reduce the principal of or extend the stated maturity of any Debt Security, (d) reduce the premium payable upon the redemption of any Debt Security or change the time at which any Debt Security may or shall be redeemed, (e) make any Debt Security payable in a currency other than that stated in the Debt Security, (f) in the case of any Subordinated Debt Security, make any change in the provisions of the Indenture relating to subordination that adversely affects the rights of any Holder under such provisions, (g) release any security that may have been granted with
respect to the Debt Securities, or (h) make any change in the provisions of the Indenture relating to waivers of defaults or amendments that require unanimous consent.

CERTAIN COVENANTS

     Limitation on Liens. The Guarantor may not, and may not permit any of its Subsidiaries to, directly or indirectly, create or permit to exist any Lien on any Principal Property, whether owned on the date of issuance of the Debt Securities or thereafter acquired, securing any obligation unless the Guarantor contemporaneously secures the Debt Securities equally and ratably with (or prior to) such obligation. The preceding sentence will not require the Guarantor to secure the Debt Securities if the Lien consists of the following: (i) Permitted Liens; or (ii) Liens securing Indebtedness if, after giving pro forma effect to the Incurrence of such Indebtedness (and the receipt and application of the proceeds thereof) or the securing of outstanding Indebtedness, all Indebtedness of the Guarantor and its Subsidiaries secured by Liens on Principal Property (other than Permitted Liens), at the time of determination does not exceed 10% of the total consolidated stockholders' equity of the Guarantor as shown on the audited consolidated balance sheet contained in the latest annual report to stockholders of the Guarantor.

     Ownership of the Company. The Indenture contains a covenant that, so long as any of the Debt Securities are outstanding and subject to certain rights described below under 'Consolidation or Merger,' the Guarantor will continue to own, directly or indirectly, all of the outstanding voting shares of the Company.

     Certain Definitions. The following definitions, among others, are used in the Indenture. Many of the definitions of terms used in the Indenture have been negotiated specifically for the purposes of inclusion in the Indenture and may not be consistent with the manner in which such terms are defined in other contexts. Prospective purchasers of Debt Securities are encouraged to read each of the following definitions carefully and to consider such definitions in the context in which they are used in the Indenture. Capitalized terms used herein but not defined have the meanings assigned thereto in the Indenture.

     'Capitalized Lease Obligation' means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP; and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     'Currency Exchange Protection Agreement' means, in respect of any Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.


     'Disqualified Stock' of a Person means Redeemable Stock of such Person as to which the maturity, mandatory redemption, conversion or exchange or redemption at the option of the holder thereof occurs, or may occur, on or prior to the first anniversary of the Stated Maturity of the Debt Securities.

     'GAAP' means generally accepted accounting principles in the United States as in effect as of the date on which the Debt Securities of the applicable series are issued, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in this Indenture shall be computed in conformity with GAAP consistently applied.

     'Government Contract Lien' means any Lien required by any contract, statute, regulation or order in order to permit the Company or any of its Subsidiaries to perform any contract or subcontract made by it with or at the request of the United States or any State thereof or any department, agency or instrumentality of either or to secure partial, progress, advance or other payments by the Company or any of its Subsidiaries to the United States or any State thereof or any department agency or instrumentality of either pursuant to the provisions of any contract, statute, regulation or order.

     'Hedging Obligations' of any Person means the obligations of such Person pursuant to any Interest Rate Protection Agreement, Currency Exchange Protection Agreement or Commodity Price Protection Agreement or other similar agreement.

     'Indebtedness' means, with respect to any Person on any date of determination (without duplication),

          (i) the principal of Indebtedness of such Person for borrowed money;

          (ii) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

          (iii) all Capitalized Lease Obligations of such Person;

          (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables);

          (v) all obligations of such Person in respect of letters of credit, banker's acceptances or other similar instruments or credit transactions (including reimbursement obligations with respect thereto), other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iv) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit;

          (vi) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (but excluding, in each case, any accrued dividends);

          (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons; and

          (viii) all Indebtedness of other Persons to the extent Guaranteed by such Person.

For purposes of this definition, the maximum fixed redemption, repayment or repurchase price of any Disqualified Stock or Preferred Stock that does not have a fixed redemption, repayment or repurchase price shall be calculated in accordance with the terms of such Stock as if such Stock were redeemed, repaid or repurchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture; provided, however, that if such Stock is not then permitted to be redeemed, repaid or repurchased, the redemption, repayment or repurchase price shall be the book value of such Stock as reflected in the most recent financial statements of such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     'Interest Rate Protection Agreement' means, in respect of any Person, any interest rate swap agreement, interest rate option agreement, interest rate cap agreement, interest rate collar agreement, interest rate floor agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in interest rates.

     'Lien' means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

     'Net Amount of Rent' as to any lease for any period means the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease that is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as payable under such lease subsequent to the first date upon which it may be so terminated.

     'Permitted Liens' means, with respect to any Person, (a) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws, social security laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or bonds to secure performance, surety or appeal bonds to which such Person is a party or which are otherwise required of such Person, or deposits as security for contested taxes or import duties or for the payment of rent or other obligations of like nature, in each case incurred in the ordinary course of business; (b) Liens imposed by law, such as carriers', warehousemen's, laborers', materialmen's, landlords', vendors', workmen's, operators', factors and mechanics liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings; (c) Liens for taxes, assessments and other governmental charges or levies not yet delinquent or which are being contested in good faith by appropriate proceedings; (d) survey exceptions, encumbrances, easements or reservations of or with respect to, or rights of others for or with respect to, licenses, rights-of-way, sewers, electric and other utility lines and usages, telegraph and telephone lines, pipelines, surface use, operation of equipment, permits, servitudes and other similar matters, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (e) Liens existing on or provided for under the terms of agreements existing on the Issue Date (including, without limitation, under the Credit Agreement); (f) Liens on property at the time the Company or any of its Subsidiaries acquired the property or the entity owning such property, including any acquisition by means of a merger or consolidation with or into the Guarantor; provided, however, that any such Lien may not extend to any other property owned by the Guarantor or any of its Subsidiaries; (g) Liens on any Principal Property, or any shares of stock or Indebtedness of any Subsidiary, acquired (including by way of merger or consolidation) after the date of the Indenture by the Company or any Subsidiary which are created contemporaneously with such acquisition, or within 24 months thereafter, to secure or provide for the payment or financing of any part of the purchase price thereof; (h) Liens on any property of CompuServe Corporation or any of its Subsidiaries, including any shares of stock or Indebtedness of any such Subsidiaries; (i) Liens arising in connection with the securitization of any mortgage loans owned by the Company or any of its Subsidiaries; (j) Liens arising in connection with the sale of any credit card receivables owned by the Company or any of its Subsidiaries; (k) Liens securing a Hedging Obligation so long as such Hedging Obligation is of the type customarily entered into for the purpose of limiting risk; (l) Purchase Money Liens; (m) Liens securing only Indebtedness of a Subsidiary of the Guarantor to the Guarantor or one or more wholly owned Subsidiaries of the Guarantor; (n) Liens on any property to secure Indebtedness Incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or Indebtedness issued or Guaranteed by the United States, any state or any department, agency or instrumentality thereof;
(o) Government Contract Liens; (p) Liens securing Indebtedness of joint ventures in which the Guarantor or a Subsidiary has an interest to the extent such Liens are on property or assets of, such joint ventures; (q) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the Guarantor or any of its Subsidiaries; (r) legal or equitable encumbrances deemed to exist by reason of negative pledges or the existence of any litigation or other legal proceeding and any related lis pendens filing (excluding any attachment prior to judgment lien or attachment lien in aid of execution on a judgment); (s) any attachment Lien being contested in good faith and by proceedings promptly initiated and diligently conducted, unless the attachment giving rise thereto will not, within 60 days after the entry thereof, have been discharged or fully bonded or will not have been discharged within 60 days after the termination of any such bond; (t) any judgment Lien, unless the judgment it secures will not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or will not have been discharged within 60 days after the expiration of any such stay; (u) Liens to banks arising from the issuance of letters of credit issued by such banks ('issuing banks') on the following: (i) any and all shipping documents, warehouse receipts, policies or certificates of insurance and other document accompanying or relative to drafts drawn under any credit, and any draft drawn thereunder (whether or not such documents, goods or other property be released to or upon the order of the Guarantor or any Subsidiary under a security agreement or trust or bailee receipt or otherwise), and the proceeds of each and all of the foregoing; (ii) the balance of every deposit account, now or at the time hereafter existing, of the Guarantor or any Subsidiary with the issuing banks, and any other claims of the Guarantor or any Subsidiary against the issuing banks; and all property claims and demands and all rights and interests therein of the Guarantor or any Subsidiary and all evidences thereof and all proceeds thereof which have been or at any time will be delivered to or otherwise come into any issuing bank's possession, custody or control, or into the possession, custody or control of any bailee for the issuing bank or of any of its agents or correspondents for the account of the issuing bank, for any purpose, whether or not the express purpose of being used by the issuing bank as collateral security or for the safekeeping or for any other of different purpose, the issuing bank being deemed to have possession or control of all of such property actually in transit to or from or set apart for the issuing bank, any bailee for the issuing bank or any of its correspondents acting in its behalf, it being understood that the receipt at any time by the issuing bank, or any of its bailees, agents or correspondents, of other security, of whatever nature, including cash, will not be deemed a waiver of any of the issuing bank's rights or power hereunder; (iii) all property shipped under or pursuant to or in connection with any credit or drafts drawn thereunder or in any way related thereto, and all proceeds thereof;
(iv) all additions to and substitutions for any of the property enumerated above in this subsection; (v) rights of a common owner of any interest in property held by such Person; (w) any defects, irregularities or deficiencies in title to easements, rights-of-way or other properties which do not in the aggregate materially adversely affect the value of such properties or materially impair their use in the operation of the business of such Person; and (x) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements), as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (e) through (p); provided, however, that (i) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (ii) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of
(A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (e) through (l) at the time the original

Lien became a Permitted Lien under this Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

     'Person' means any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     'Principal Property' means, as of any date of determination, any property or assets owned by the Company or any Subsidiary other than any property which, in the good faith opinion of the Board of Directors of the Company, is not of material importance to the business conducted by the Company and its Subsidiaries taken as a whole.

     'Purchase Money Lien' means a Lien on property securing Indebtedness Incurred by the Guarantor or any of its Subsidiaries to provide funds for all or any portion of the cost of acquiring, constructing, altering, expanding, improving or repairing such property or assets used in connection with such property.

     'Redeemable Stock' means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible of for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,
(ii) is convertible or exchangeable for Indebtedness (other than Preferred Stock) or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part.

     'Subsidiary' of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person,
(ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

CONSOLIDATION, MERGER, AND SALE OF ASSETS

     Neither the Guarantor nor the Company may consolidate with or merge with or into any person, or convey, transfer, or lease all or substantially all of its assets, unless the following conditions have been satisfied:

          (a) Either (1) the Guarantor shall be the continuing person in the case of a merger or (2) the resulting, surviving, or transferee person, if other than the Guarantor (the 'Successor Company'), shall be a corporation organized and existing under the laws of the United States, any State, or the District of Columbia and shall expressly assume all of the obligations of the Company and the Guarantor under the Debt Securities and the Indenture;

          (b) Immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any subsidiary of the Guarantor as a result of such transaction as having been incurred by the Successor Company or such subsidiary at the time of such transaction), no Default or Event of Default would occur or be continuing; and

          (c) The Guarantor shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, or transfer complies with the Indenture.

A disposition by the Guarantor of its ownership interest in CompuServe Corporation shall not be deemed a transfer or conveyance of substantially all of the Company's assets.

SATISFACTION AND DISCHARGE OF THE INDENTURE; DEFEASANCE

     The Indenture shall generally cease to be of any further effect with respect to a series of Debt Securities if (a) the Company has delivered to the Trustee for cancellation all Debt Securities of such series (with certain limited exceptions) or (b) all Debt Securities of such series not theretofore delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and the Company shall have deposited with the Trustee as trust funds the entire amount in the currency in which the Debt Securities are denominated sufficient to pay at maturity or upon redemption all such Debt Securities (and if, in either case, the Company shall also pay or cause to be paid all other sums payable under the Indenture by the Company).

     In addition, the Company shall have a 'legal defeasance option' (pursuant to which it may terminate, with respect to the Debt Securities of the particular series, all of its obligations under such Debt Securities and the Indenture with respect to such Debt Securities) and 'covenant defeasance option' (pursuant to which it may terminate, with respect to the Debt Securities of a particular series, its obligations with respect to such Debt Securities under certain specified covenants contained in the Indenture). If the Company exercises its legal defeasance option with respect to a series of Debt Securities, payment of such Debt Securities may not be accelerated because of an Event of Default If the Company exercises its covenant defeasance option with respect to a series of Debt Securities, payment of such Debt Securities may not be accelerated because of an Event of Default related to the specified covenants.

     The Company may exercise its legal defeasance option or its covenant defeasance option with respect to the Debt Securities of a series only if (a) the Company irrevocably deposits in trust with the Trustee cash or U.S. Government Obligations (as defined in the Indenture) for the payment of principal, premium, and interest with respect to such Debt Securities to maturity or redemption, as the case may be, (b) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payment of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium, and interest when due with respect to all the Debt Securities of such series to maturity or redemption, as the case may be, (c) 91 days after the deposit is made and during the 91-day period no default described in clause (g) or (h) under 'Description of Debt Securities Events of Default and Remedies' above with respect to the Company or the Guarantor occurs that is continuing at the end of such period, (d) no Default has occurred and is continuing on the date of such deposit and after giving effect thereto, (e) the deposit does not constitute a default under any other agreement binding on the Company or the Guarantor, and, in the case of Subordinated Debt Securities, is not prohibited by the provisions of the Indenture relating to subordination, (f) the Company delivers to the Trustee an opinion of counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940, (g) the Company shall have delivered to the Trustee an opinion of counsel addressing certain federal income tax matters relating to the defeasance, and (h) the Company delivers to the Trustee an officer's certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the Debt Securities of such series as contemplated by the Indenture have been complied with.

     The Trustee shall hold in trust cash or U.S. Government Obligations deposited with it as described above and shall apply the deposited cash and the proceeds from deposited U.S. Government Obligations to the payment of principal, premium, and interest with respect to the Debt Securities of the defeased series. In the case of Subordinated Debt Securities, the money and U.S. Government Obligations so held in trust will not be subject to the subordination provisions of the Indenture.

THE TRUSTEE

     The Company may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business and the Trustee may own Debt Securities.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities in or outside the United States through underwriters, through or to dealers, directly to one or more purchasers, or through agents. Each Prospectus Supplement with respect to the Debt Securities offered hereby will set forth the terms of the offering of applicable Debt Securities, including the name or names of any underwriters, dealers or agents, the purchase price of the Debt Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions allowed or re-allowed or paid to dealers and any securities exchanges on which the Debt Securities may be listed.

     If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Debt Securities will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Debt Securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the Debt Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     If dealers are used in the sale of Debt Securities with respect to which this Prospectus is delivered, the Company will sell such Debt Securities to the dealers as principals. The dealers may then resell such Debt Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Debt Securities with respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of the Debt Securities, underwriters or agents may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters, agents and dealers participating in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of the Debt Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters, or dealers to solicit offers from certain types of institutions to purchase Debt Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in such Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Agents, dealers, and underwriters may be entitled under agreements entered into with the Company and Block to indemnification by the Company and Block against certain civil liabilities, including liabilities under the Securities

Act, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto. Agents, dealers, and underwriters may be customers of, engage in transactions with, or perform services for the Company and Block in the ordinary course of business.

     The Debt Securities may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the Debt Securities.

                        GLOBAL CLEARANCE, SETTLEMENT AND
                          TAX DOCUMENTATION PROCEDURE

     When so provided in the Prospectus Supplement, investors in the Global Securities representing any of the Securities issued hereunder may hold a beneficial interest in such Global Securities through DTC, CEDEL or Euroclear (as defined below) or through participants. The Global Securities may be traded as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle as set forth in the applicable Prospectus Supplement.

     Cedel S.A. ('CEDEL') is incorporated under the laws of Luxembourg as a professional depository. CEDEL holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between CEDEL participants through electronic book-entry changes in accounts of CEDEL participants, thereby eliminating the need for physical movement of certificates. Transactions may be settled in CEDEL in any of 28 currencies, including United States dollars. CEDEL provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. CEDEL interfaces with domestic markets in several countries. As a professional depository, CEDEL is subject to regulation by the Luxembourg Monetary Institute. CEDEL participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to CEDEL is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a CEDEL participant, either directly or indirectly.

     The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in any of 32 currencies, including United States dollars. The Euroclear System includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC. The Euroclear System is operated by Morgan Guaranty Trust Company of New York, Brussels, Belgium office (the 'Euroclear Operator' or 'Euroclear'), under contract with Euroclear Clearance System S.C., a Belgian cooperative corporation (the 'Cooperative'). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the

Cooperative. The Cooperative establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of Morgan Guaranty Trust Company of New York ('Morgan') which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Federal Reserve Board and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the 'Terms and Conditions'). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

     Principal, premium, if any, and interest payments with respect to Securities held through CEDEL or Euroclear will be credited to the cash accounts of CEDEL participants or Euroclear participants in accordance with the relevant system's rules and procedures, to the extent received by its depositary. Such distributions will be subject to tax reporting in accordance with relevant United States tax laws and regulations as described below. The CEDEL or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the relevant Indenture on behalf of a CEDEL participant or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary's ability to effect such actions on its behalf through the depositary.

INITIAL SETTLEMENT

     All Global Securities will be registered in the name of Cede & Co. as nominee of DTC. Investors' interests in the Global Securities will be represented through financial institutions acting on their behalf as direct and indirect participants in the depository. As a result, CEDEL and Euroclear will hold positions on behalf of their participants through their respective depositories, Citibank and Morgan, which in turn will hold such positions in accounts as participants of DTC.

     Global Securities held through DTC will follow the settlement practices described above. Investor securities custody accounts will be credited with their holdings against payment on the settlement date. Global Securities held through CEDEL or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global security and no 'lock-up' or restricted period. Global Securities will be credited to the securities custody accounts on the settlement date against payment.

SECONDARY MARKET TRADING

     Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date.

     Trading between DTC Participants. Secondary market trading between DTC participants will be settled using the procedures described above. See 'Description of Debt Securities--Book-Entry Debt Securities.'

     Trading between CEDEL and/or Euroclear Participants. Secondary market trading between CEDEL participants and/or Euroclear participants will be settled using the procedures applicable to conventional eurobonds.

     Trading between DTC Seller and CEDEL or Euroclear Purchaser. When beneficial interests in the Global Securities are to be transferred from the account of a DTC participant to the account of a CEDEL participant or a Euroclear participant, the purchaser will send instructions to CEDEL or Euroclear through a participant at least one business day prior to settlement. CEDEL or Euroclear will instruct Citibank or Morgan, respectively, as the case may be, to receive a beneficial interest in the Global Securities against payment. Unless otherwise set forth in the Prospectus Supplement, payment will include interest accrued on the beneficial interest in the Global Securities so transferred from and including the last coupon payment date to and excluding the settlement date, on the basis on which interest is calculated on the Debt Securities. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by Citibank or Morgan to the DTC participant's account against delivery of the beneficial interest in the Global Securities. After settlement has been completed, the beneficial interest in the Global Securities will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the CEDEL or Euroclear participant's account. The securities credit will appear the next day (European time) and the cash debit will be back-valued to, and the interest on the beneficial interest in Global Securities will accrue from, the value date (which would be the preceding day when settlement occurred in New York). If settlement is not completed on the intended value date (that is, the trade fails), the CEDEL or Euroclear cash debit will be valued instead as of the actual settlement date.

     CEDEL participants and Euroclear participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within CEDEL or Euroclear. Under this approach, they may take on credit exposure to CEDEL, or Euroclear until the Global Securities are credited to their accounts one day later.

     As an alternative, if CEDEL or Euroclear has extended a line of credit to them, participants can elect not to preposition funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, CEDEL participants or Euroclear participants purchasing beneficial interest in Global Securities would incur overdraft charges for one day, assuming they cleared the overdraft when the beneficial interests in the Global Securities were credited to their accounts. However, interest on the beneficial interests in the Global Securities would accrue from the value date. Therefore, in many cases the investment income on the Global Securities earned during that one-day period may substantially reduce or offset the amount of such overdraft charges, although this result will depend on each participant's particular cost of funds.

     Since the settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending a beneficial interest in Global Securities to Citibank or Morgan for the benefit of CEDEL participants or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant a cross-market transaction will settle no differently than a trade between two DTC participants.

     Trading between CEDEL or Euroclear Seller and DTC Purchaser. Due to time zone differences in their favor, CEDEL and Euroclear participants may employ their customary procedures to transactions in which the beneficial interest in the Global Securities is to be transferred by the respective clearing system, through Citibank or Morgan, to a DTC participant. The seller will send instructions to CEDEL or Euroclear through a participant at least one business day prior to settlement. In these cases, CEDEL or Euroclear will instruct Citibank or Morgan, as appropriate, to deliver the beneficial interest in the Global Securities to the DTC participant's account against payment. Payment will include interest accrued on the beneficial interests in the Global Securities from and including the last coupon payment date to and excluding the settlement date on the basis on which interest is calculated on the Global Securities. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of the CEDEL or Euroclear participant the following day, and receipt of the cash proceeds in the CEDEL or Euroclear participant's account would be back-valued to the value date (which would be the preceding day, when settlement occurred in New York). Should the CEDEL or Euroclear participant have a line of credit with its respective clearing system and elect to be in debit in anticipation of receipt of the sale proceeds in its account, the back-valuation will extinguish any overdraft charges incurred over that one-day period. If settlement is not completed on the intended value date (that is, the trade fails), receipt of the cash proceeds in the CEDEL or Euroclear participant's account would instead be valued as of the actual settlement date.

     Finally, day traders that use CEDEL or Euroclear and that purchase beneficial interests in Global Securities from DTC participants for credit to CEDEL participants or Euroclear participants should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

          (1) borrowing through CEDEL or Euroclear for one day (until the purchase side of the day trade is reflected in their CEDEL or Euroclear accounts) in accordance with the clearing system's customary procedures;

          (2) borrowing beneficial interests in the Global Securities in the U.S. from a DTC participant no later than one day prior to settlement, which would give beneficial interests in the Global Securities sufficient time to be reflected in the appropriate CEDEL or Euroclear account in order to settle the sale side of the trade; or

          (3) staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the CEDEL participant or Euroclear participant.

     Although the DTC, CEDEL and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in Global Securities among participants of the DTC, CEDEL and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

CERTAIN U.S. FEDERAL INCOME TAX DOCUMENTATION REQUIREMENTS

     A beneficial owner of Global Securities holding securities, directly or indirectly, through CEDEL or Euroclear (or through DTC if the holder has an address outside the U.S.) will be subject to the 30% U.S. withholding tax that generally applies to payments of interest (including original issue discount) on registered debt issued by U.S. persons, unless (i) each clearing system, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business in the chain of intermediaries between such beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements, and (ii) such beneficial owner takes one of the following steps to obtain an exemption or reduced tax rate:

          Exemption for non-U.S. persons (Form W-8). Non-U.S. persons that are beneficial owners (other than a beneficial owner that owns actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote or a controlled foreign corporation that is related to the Company through stock ownership) can obtain a complete exemption from the withholding tax by filing a properly completed Form W-8 (Certificate of Foreign Status).

          Exemption for non-U.S. persons with effectively connected income (Form
     4224). A non-U.S. person, including a non-U.S. corporation or bank with a U.S. branch, that is a beneficial owner and for which the interest income is effectively connected with its conduct of a trade or business in the United States, can obtain an exemption from the withholding tax by filing a properly completed Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).


          Exemption or reduced rate for non-U.S. persons resident in treaty countries (Form 1001). Non-U.S. persons that are beneficial owners that are entitled to the benefits of an income tax treaty with the United States can obtain an exemption or reduced tax rate (depending on the treaty terms) by filing a properly completed Form 1001 (Ownership, Exemption or Reduced Rate Certificate). If the treaty provides only for a reduced rate, withholding tax will be imposed at that rate unless the filer alternatively files Form W-8. Form 1001 may be filed by the beneficial owner or the beneficial owner's agent.

          Exemption for U.S. Persons (Form W-9). U.S. persons can obtain a complete exemption from the withholding tax by filing a properly completed Form W-9 (Request for Taxpayer Identification Number and Certification).

U.S. FEDERAL INCOME TAX REPORTING, PROCEDURE

     The beneficial owner of the Global Security or, in the case of a Form 1001 or a Form 4224 filer, his agent, files by submitting the appropriate form to the entity through whom it directly holds the Global Security. For example, if the beneficial owner is listed directly on the books of Euroclear or CEDEL as the holder of the Debt Security, the IRS Form must be provided to Euroclear or CEDEL, as the case may be. Each person through which a Debt Security is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Debt Security, until the IRS Form is received by the U.S. person who would otherwise be required to withhold U.S. federal income tax from interest on the Debt Security. For example, in the case of Debt Securities held through Euroclear or CEDEL, the IRS Form (or a copy thereof) must be received by the U.S. depositary of such clearing agency. Applicable procedures include, if a beneficial owner of the Debt Security provides an IRS Form W-8 to a securities clearing organization, bank or other financial institution (a 'financial institution') that holds the Debt Security in the ordinary course of its trade or business on the owner's behalf, that such financial institution certify to the person otherwise required to withhold U.S. federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and that it furnish the payor with a copy thereof.

     As used in this section on tax documentation requirements, the term 'U.S. person' means (i) a citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any State thereof or (iii) an estate or trust the income of which is includable in gross income for U.S. tax purposes, regardless of its source.

     This summary does not deal with all aspects of U.S. income tax and withholding that may be relevant to foreign beneficial owners of the Global Securities, including special categories of foreign investors who may not be eligible for exemptions from U.S. withholding tax. Investors are advised to consult their own tax advisors for specific tax advice concerning their holding and disposing of beneficial interests in the Global Securities. Any additional requirements, if applicable, will be set forth in the Prospectus Supplement.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Debt Securities and the Guarantee will be passed upon for the Company and for the Guarantor by Bryan Cave LLP, Kansas City, Missouri. Certain matters will be passed upon for any underwriters or agents by a firm named in the Prospectus Supplement relating to a particular issue of Debt Securities.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule incorporated in this Prospectus by reference from the Guarantor's Annual Report on Form 10-K/A for the year ended April 30, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Option One Mortgage Corporation as of December 31, 1996 and 1995 and for the year ended December 31, 1996 and for the period March 3, 1995 to December 31, 1995 (Successor period) and from January 1, 1995 to March 2, 1995 (Predecessor period) have been incorporated by reference herein from the Guarantor's Current Report on Form 8-K/A dated July 2, 1997 (filed on August 14, 1997) in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG Peat Marwick LLP covering the financial statements of Option One Mortgage Corporation as of December 31, 1996 and 1995 and for the year ended December 31, 1996 and for the period March 3, 1995 to December 31, 1995 (Successor period) and from January 1, 1995 to March 2, 1995 (Predecessor period) contains an explanatory paragraph that states that effective March 3, 1995, Fleet National Bank, Rhode Island acquired all of the outstanding stock of Option One Mortgage Corporation in a business combination accounted for as a purchase. As a result of the acquisition, the financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable. Effective September 27, 1995, Fleet National Bank, Rhode Island transferred its investment in the Company to one of its wholly owned subsidiaries, Fleet Holding Corporation.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE GUARANTOR OR ANY OF THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
                             PROSPECTUS SUPPLEMENT
     The Company.....................................................  S-3
     The Guarantor...................................................  S-4
     Selected Consolidated and Other Financial Data..................  S-7
     Management's Discussion and Analysis of
       Results of Operations.........................................  S-11
     Use of Proceeds.................................................  S-14
     Capitalization..................................................  S-14
     Description of the Notes........................................  S-15
     Underwriting....................................................  S-16
     Legal Matters...................................................  S-17

                                   PROSPECTUS

     Available Information...........................................    2
     Incorporation of Certain Documents by Reference.................    2
     Cautionary Statement Regarding Forward-Looking Statements.......    3
     The Company.....................................................    3
     The Guarantor...................................................    5
     Use of Proceeds.................................................    6
     Risk Factors....................................................    7
     Ratio of Earnings to Fixed Charges..............................   10
     Description of Debt Securities..................................   11
     Plan of Distribution............................................   26
     Global Clearance, Settlement and

       Tax Documentation Procedure...................................   27
     Legal Matters...................................................   31
     Experts.........................................................   31

$250,000,000
BLOCK FINANCIAL
CORPORATION
      % SENIOR NOTES
DUE 2004
FULLY AND UNCONDITIONALLY GUARANTEED BY
H&R BLOCK, INC.

                           [STRIP IN BLOCK LOGO HERE]

SALOMON BROTHERS INC
MERRILL LYNCH & CO.
MORGAN STANLEY DEAN WITTER

PROSPECTUS SUPPLEMENT
DATED OCTOBER   , 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses to be incurred by the Company in connection with the issuance and distribution of the Debt Securities.

     SEC Filing Fee for Registration Statement.................   $303,030
     Accounting Fees and Expenses..............................     25,000
     Legal Fees and Expenses...................................    100,000
     Printing and Engraving Expenses...........................     50,000
     Blue Sky Fees and Expenses................................     10,000
     Rating Agency Fees........................................    150,000
     Trustee and Registrar Fees and Expenses...................     10,000
     Miscellaneous.............................................      5,000
                                                                  --------
       Total...................................................   $653,030
                                                                  --------
                                                                  --------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     1. THE COMPANY

     (a) Section 145 of the General Corporation Law of the State of Delaware ('Section 145') permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened , pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     In the case of an action by or in the right of the corporation, Section 145 permits the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys'

fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in the preceding two paragraphs, Section 145 requires that such person be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     Section 145 provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145.

     (b) The Company's Certificate of Incorporation eliminates the personal liability of the directors of the Company to the Company or its stockholders for monetary damages for breach of fiduciary duty as directors, except for liability
(i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the Company's Certificate of Incorporation provides that the Company shall indemnify its directors and officers to the fullest extent permitted by
Section 145.

     (c) The Guarantor maintains insurance on behalf of the Company's directors, officers, employees and other agents against any liability which may be asserted against or expense which may be incurred by such person in connection with the activities of the Company.

     2. THE GUARANTOR

     (a) Section 351.355 of The General and Business Corporation Law of Missouri ('Section 351.355') provides that a Missouri corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     A Missouri corporation may also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding. Any indemnification, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth herein. The determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit, or proceeding, or if such a quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of the action, suit, or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in Section 351.355.

     The indemnification provided by Section 351.355 is not exclusive of any other rights to which those seeking indemnification may be entitled under the articles of incorporation or Bylaws or any agreement, vote of shareholders or disinterested directors or otherwise, both as to action of a person in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

     A Missouri corporation has the power to give any further indemnity to any person who is or was a director, officer, employee or agent, or to any person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, provided such further indemnity is either (i) authorized, directed, or provided for in the articles of incorporation of the corporation or any duly adopted amendment thereof or (ii) is authorized, directed, or provided for in any Bylaw or agreement of the corporation which has been adopted by a vote of the shareholders of the corporation, and provided further that no such indemnity shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

     A Missouri corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 351.355.

     (b) The Guarantor's Bylaws provide the Guarantor with the powers set forth in Section 351.355 to indemnify its directors and officers. In addition, the Guarantor's Bylaws further provide that the Guarantor may enter into certain indemnification agreements with each director and officer (or authorize indemnification of officers to the extent provided in such indemnification agreements) by vote of or resolution adopted by a majority of a quorum of disinterested directors. Such indemnification agreements generally provide for indemnification of the Guarantor's officers and directors to the fullest extent permitted by law.

     (c) The Guarantor maintains insurance on behalf of its directors, officers, employees and other agents against any liability which may be asserted against or expense which may be incurred by such person in connection with the activities of the Guarantor.

ITEM 16. EXHIBITS

     (a) Exhibits

EXHIBIT
NUMBER   DESCRIPTION
------   -----------------------------------------------------------------------
 3(a)*   --  Certificate of Incorporation of the Company

 3(b)*   --  Bylaws of the Company

 4(a)*   --  Form of Indenture between the Company and Bankers Trust Company, as trustee (the 'Indenture').

 4(b)*   --  Conformed copy of Rights Agreement dated as of July 14, 1988 between the Guarantor and Centerre Trust Company of St. Louis,
             filed on August 9, 1993 as Exhibit 4(c) to the Guarantor's
             Registration Statement on Form S-8 (File No. 33-67170), is
             incorporated herein by reference.

 4(c)*   --  Copy of Amendment to Rights Agreement dated as of May 9, 1990 between the Guarantor and Boatmen's Trust Company, filed as Exhibit
             4(b) to the Guarantor's annual report on Form 10-K for the fiscal year ended April 30, 1995, is incorporated by reference.

 4(d)*   --  Copy of Second Amendment to Rights Agreement dated September 11,
             1991 between the Guarantor and Boatmen's Trust Company, filed as
             Exhibit 4(c) to the Guarantor's annual report on Form 10-K for the fiscal year ended April 30, 1995, is incorporated by reference.

 4(e)*   --  Copy of Third Amendment to Rights Agreement dated May 10, 1995 between the Guarantor and Boatmen's Trust Company, filed as Exhibit
             4(d) to the Guarantor's annual report on Form 10-K for the fiscal year ended April 30, 1995, is incorporated by reference.

 4(f)*   --  Form of Certificate of Designation, Preferences and Rights of
             Participating Preferred Stock of H & R Block, Inc., filed as
             Exhibit 4(e) to the Guarantor's annual report on Form 10-K for the fiscal year ended April 30, 1995, is incorporated by reference.

 4(g)*   --  Form of Certificate of Designation, Preferences and Rights of
             Delayed Convertible Preferred Stock of H & R Block, Inc., filed as
             Exhibit 4(f) to the Guarantor's annual report on Form 10-K for the fiscal year ended April 30, 1995, is incorporated by reference.

 5(a)*   --  Opinion of Bryan Cave LLP.

10(a)*   --  Credit Agreement dated as of December 10, 1996 among the Company, the lenders party thereto from time to time, and Mellon Bank, N.A., as agent (the 'Credit Agreement').


10(b)*   --  First Amendment to Credit Agreement dated as of April 10, 1997 among the Company, the lenders party to the Credit Agreement, and
             Mellon Bank, N.A., as agent.

10(c)*   --  Second Amendment to Credit Agreement dated as of June 6, 1997 among the Company, the lenders party to the Credit Agreement, and Mellon
             Bank, N.A., as agent.

10(d)*   --  Amended and Restated Loan Purchase Agreement dated as of December
             19, 1995 among Companion Mortgage Corporation, National Consumer
             Services Corp., L.L.C. and National Consumer Services Corp. II,
             L.L.C.

10(e)*   --  Credit Agreement dated as of December 19, 1995 between the Company and National Consumer Services Corp., L.L.C.

10(f)*   --  First Amendment to Credit Agreement dated as of January 1, 1996 among the Company, National Consumer Services Corp., L.L.C. and
             National Consumer Services Corp. II, L.L.C.

EXHIBIT
NUMBER   DESCRIPTION
------   -----------------------------------------------------------------------
10(g)*   --  Second Amendment to Credit Agreement dated as of November 30, 1996 among the Company, National Consumer Services Corp., L.L.C. and
             National Consumer Services Corp. II, L.L.C.

10(h)*   --  Third Amendment to Credit Agreement dated as of March 30, 1997 by and among the Company, National Consumer Services Corp., L.L.C. and
             National Consumer Services Corp. II, L.L.C.

10(i)*   --  Refund Anticipation Loan Participation Agreement dated as of July
             19, 1996 among the Company, Beneficial National Bank and Beneficial
             Tax Masters, Inc.

10(j)*   --  Affinity Card Agreement dated as of March 1, 1993 between the
             Company and Columbus Bank and Trust Company.

10(k)*   --  Amendment No. 1 to Affinity Card Agreement dated as of December 29,
             1995 between the Company and Columbus Bank and Trust Company.

10(l)*   --  Stock Purchase Agreement dated April 14, 1997 among Fleet Financial
             Group, Inc., Fleet Holding Corp., the Guarantor and the Company,
             filed as Exhibit 2.1 to the Guarantor's Current Report on Form 8-K
             dated July 2, 1997, is incorporated by reference.


10(m)*   --  Third Amendment to Credit Agreement dated as of September 12, 1997 among the Company, the lenders party to the Credit Agreement, and
             Mellon Bank, N.A., as agent.

10(n)*   --  Amended and Restated Option and Warrant Agreement dated December
             19, 1995 by and among W.D. Everitt, Jr., National Consumer Services
             Corp., L.L.C., National Consumer Services Corp. II, L.L.C. and the
             Company.

12(a)*   --  Computation of ratio of earnings to fixed charges of the Company.

12(b)*   --  Computation of ratio of earnings to fixed charges of the Guarantor.

23(a)    --  Consent of Deloitte & Touche LLP.

23(b)    --  Consent of KPMG Peat Marwick LLP.

23(c)*   --  The consent of Bryan Cave LLP is included in Exhibit 5(a).

24(a)*   --  Power of Attorney for the Company.

24(b)*   --  Power of Attorney for the Guarantor.

25(a)*   --  Statement of Eligibility of Trustee on Form T-1 of Bankers Trust
             Company, as trustee with respect to the Indenture.

------------------
* Previously filed.

     The form or forms of Debt Securities with respect to each particular offering of securities registered hereunder will be filed as an exhibit to a Report on Form 8-K and incorporated herein by reference.

ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrants hereby undertake:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a) (3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a) (1) (i) and (a) (1) (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrants pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrants' annual report pursuant to Section 13 (a) or Section 15 (d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     (d) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                     BLOCK FINANCIAL CORPORATION SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, BLOCK FINANCIAL CORPORATION CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING A FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF KANSAS CITY, MISSOURI ON THE 8TH DAY OF OCTOBER, 1997.


                                          BLOCK FINANCIAL CORPORATION

                                          By:       /s/ FRANK L. SALIZZONI
                                             -----------------------------------
                                                     Frank L. Salizzoni
                                                         President

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


           SIGNATURE                          TITLE                   DATE
--------------------------------  -----------------------------  ---------------

     /s/ FRANK L. SALIZZONI       President and sole director    October 8, 1997
--------------------------------  (principal executive officer
       Frank L. Salizzoni         and sole director)

               *                  Senior Vice President and      October 8, 1997
--------------------------------  Chief Financial Officer
          Ozzie Wenich            (principal financial officer)

               *                  Treasurer                      October 8, 1997
--------------------------------  (principal accounting
       Patrick D. Petrie          officer)

  *By: /s/ FRANK L. SALIZZONI
      --------------------------
      Frank L. Salizzoni,
        Attorney-in-Fact

                          H & R BLOCK, INC. SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, H&R BLOCK, INC. CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF KANSAS CITY, STATE OF MISSOURI, ON THE 8TH DAY OF OCTOBER, 1997.


                                          H & R BLOCK, INC.

                                          By:       /s/ FRANK L. SALIZZONI
                                             -----------------------------------
                                                     Frank L. Salizzoni
                                               President and Chief Executive
                                                         Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


           SIGNATURE                          TITLE                   DATE
--------------------------------  -----------------------------  ---------------

     /s/ FRANK L. SALIZZONI       President, Chief Executive     October 8, 1997
--------------------------------  Officer and Director
       Frank L. Salizzoni         (principal executive officer)

               *                  Senior Vice President, Chief   October 8, 1997
--------------------------------  Financial Officer and
          Ozzie Wenich            Treasurer
                                  (principal financial officer)

               *                  Vice President and Corporate   October 8, 1997
--------------------------------  Controller
       Patrick D. Petrie          (principal accounting
                                  officer)

               *                  Director                       October 8, 1997
--------------------------------
        G. Kenneth Baum

               *                  Director                       October 8, 1997
--------------------------------
         Henry W. Bloch

           SIGNATURE                          TITLE                   DATE
--------------------------------  -----------------------------  ---------------

               *                  Director                       October 8, 1997
--------------------------------
        Robert E. Davis

               *                  Director                       October 8, 1997
--------------------------------
         Donna R. Ecton

               *                  Director                       October 8, 1997
--------------------------------
        Henry F. Frigon

               *                  Director                       October 8, 1997
--------------------------------
         Roger W. Hale

               *                  Director                       October 8, 1997
--------------------------------
         Marvin L. Rich

                                  Director                       October  , 1997
--------------------------------
       Morton I. Sosland

*By:   /s/ FRANK L. SALIZZONI
     ---------------------------
         Frank L. Salizzoni,
          Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER   DESCRIPTION                                                        PAGE
------   -----------------------------------------------------------------  ----
 3(a)*   --  Certificate of Incorporation of the Company

 3(b)*   --  Bylaws of the Company

 4(a)*   --  Form of Indenture between the Company and Bankers Trust
             Company, as trustee (the 'Indenture').

 4(b)*   --  Conformed copy of Rights Agreement dated as of July 14, 1988 between the Guarantor and Centerre Trust Company of St.
             Louis, filed on August 9, 1993 as Exhibit 4(c) to the
             Guarantor's Registration Statement on Form S-8 (File No.
             33-67170), is incorporated herein by reference.

 4(c)*   --  Copy of Amendment to Rights Agreement dated as of May 9, 1990 between the Guarantor and Boatmen's Trust Company, filed as
             Exhibit 4(b) to the Guarantor's annual report on Form 10-K for the fiscal year ended April 30, 1995, is incorporated by reference.

 4(d)*   --  Copy of Second Amendment to Rights Agreement dated September
             11, 1991 between the Guarantor and Boatmen's Trust Company, filed as Exhibit 4(c) to the Guarantor's annual report on
             Form 10-K for the fiscal year ended April 30, 1995, is
             incorporated by reference.

 4(e)*   --  Copy of Third Amendment to Rights Agreement dated May 10,
             1995 between the Guarantor and Boatmen's Trust Company, filed as Exhibit 4(d) to the Guarantor's annual report on Form 10-K for the fiscal year ended April 30, 1995, is incorporated by reference.

 4(f)*   --  Form of Certificate of Designation, Preferences and Rights of
             Participating Preferred Stock of H & R Block, Inc., filed as
             Exhibit 4(e) to the Guarantor's annual report on Form 10-K for the fiscal year ended April 30, 1995, is incorporated by reference.

 4(g)*   --  Form of Certificate of Designation, Preferences and Rights of
             Delayed Convertible Preferred Stock of H & R Block, Inc.,
             filed as Exhibit 4(f) to the Guarantor's annual report on
             Form 10-K for the fiscal year ended April 30, 1995, is
             incorporated by reference.

 5(a)*   --  Opinion of Bryan Cave LLP.


10(a)*   --  Credit Agreement dated as of December 10, 1996 among the
             Company, the lenders party thereto from time to time, and
             Mellon Bank, N.A., as agent (the 'Credit Agreement').

10(b)*   --  First Amendment to Credit Agreement dated as of April 10,
             1997 among the Company, the lenders party to the Credit
             Agreement, and Mellon Bank, N.A., as agent.

10(c)*   --  Second Amendment to Credit Agreement dated as of June 6, 1997 among the Company, the lenders party to the Credit Agreement, and Mellon Bank, N.A., as agent.

10(d)*   --  Amended and Restated Loan Purchase Agreement dated as of
             December 19, 1995 among Companion Mortgage Corporation,
             National Consumer Services Corp., L.L.C. and National
             Consumer Services Corp. II, L.L.C.

10(e)*   --  Credit Agreement dated as of December 19, 1995 between the
             Company and National Consumer Services Corp., L.L.C.

10(f)*   --  First Amendment to Credit Agreement dated as of January 1,
             1996 among the Company, National Consumer Services Corp.,
             L.L.C. and National Consumer Services Corp. II, L.L.C.

10(g)*   --  Second Amendment to Credit Agreement dated as of November 30,
             1996 among the Company, National Consumer Services Corp.,
             L.L.C. and National Consumer Services Corp. II, L.L.C.

EXHIBIT
NUMBER   DESCRIPTION                                                        PAGE
------   -----------------------------------------------------------------  ----
10(h)*   --  Third Amendment to Credit Agreement dated as of March 30,
             1997 by and among the Company, National Consumer Services
             Corp., L.L.C. and National Consumer Services Corp. II, L.L.C.

10(i)*   --  Refund Anticipation Loan Participation Agreement dated as of
             July 19, 1996 among the Company, Beneficial National Bank and
             Beneficial Tax Masters, Inc.

10(j)*   --  Affinity Card Agreement dated as of March 1, 1993 between the
             Company and Columbus Bank and Trust Company.

10(k)*   --  Amendment No. 1 to Affinity Card Agreement dated as of
             December 29, 1995 between the Company and Columbus Bank and
             Trust Company.

10(l)*   --  Stock Purchase Agreement dated April 14, 1997 among Fleet
             Financial Group, Inc., Fleet Holding Corp., the Guarantor and

             the Company, filed as Exhibit 2.1 to the Guarantor's Current
             Report on Form 8-K dated July 2, 1997, is incorporated by reference.

10(m)*   --  Third Amendment to Credit Agreement dated as of September 12,
             1997 among the Company, the lenders party to the Credit
             Agreement, and Mellon Bank, N.A., as agent.

10(n)*   --  Amended and Restated Option and Warrant Agreement dated
             December 19, 1995 by and among W.D. Everitt, Jr., National
             Consumer Services Corp., L.L.C., National Consumer Services
             Corp. II, L.L.C. and the Company.

12(a)*   --  Computation of ratio of earnings to fixed charges of the
             Company.

12(b)*   --  Computation of ratio of earnings to fixed charges of the
             Guarantor.

23(a)    --  Consent of Deloitte & Touche LLP.

23(b)    --  Consent of KPMG Peat Marwick LLP.

23(c)*   --  The consent of Bryan Cave LLP is included in Exhibit 5(a).

24(a)*   --  Power of Attorney for the Company.

24(b)*   --  Power of Attorney for the Guarantor.

25(a)*   --  Statement of Eligibility of Trustee on Form T-1 of Bankers
             Trust Company, as trustee with respect to the Indenture.

------------------
* Previously filed.

     The form or forms of Debt Securities with respect to each particular offering of securities registered hereunder will be filed as an exhibit to a Report on Form 8-K and incorporated herein by reference.